                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               _________________

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                           MEDICAL INNOVATIONS, INC.
            -------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.0075 PER SHARE
            -------------------------------------------------------
                         (Title of Class of Securities)

                                   58-458C108
                                 (CUSIP Number)

                                  Scot Sauder
             Vice President Legal Affairs, General Counsel and Secretary
                       Horizon/CMS Healthcare Corporation
                    6001 Indian School Road, N.E., Suite 530
                             Albuquerque, NM  87110
                                 (505) 881-4961
            -------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               FEBRUARY 13, 1996
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

     Check the following box if a fee is being paid with this statement. /X/

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act.

      The total number of shares reported herein is 9,168,287 shares, which constitutes 43% of the total number of shares outstanding. Ownership percentages set forth herein assume that at February 13, 1996 there were 15,927,880 shares outstanding.

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON                             HORIZON/CMS HEALTHCARE
                                                                     CORPORATION

     S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON                                                  91-1346899
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) / /
                                                                         (b) / /

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     Not Applicable
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                 / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
NUMBER                             0
OF                            --------------------------------------------------
SHARES                        8    SHARED VOTING POWER
BENEFICIALLY                       9,168,287
OWNED                         --------------------------------------------------
BY                            9    SOLE DISPOSITIVE POWER
EACH                               0
REPORTING                     --------------------------------------------------
PERSON                        10   SHARED DISPOSITIVE POWER
WITH:                              0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,168,287
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     43%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

ITEM 1.   SECURITY AND ISSUER.

      This Schedule 13D relates to the common stock, par value $.0075 per share ("MI Common Stock"), of Medical Innovations, Inc., a corporation organized under the laws of the State of Delaware ("MI"). The principal executive offices of MI are located at One Riverway, Suite 2300, Houston, Texas 77056.

ITEM 2.   IDENTITY AND BACKGROUND.

      This Schedule 13D is being filed by Horizon/CMS Healthcare Corporation, a corporation organized under the laws of the State of Delaware ("Horizon"). Horizon provides specialty healthcare services and long-term nursing care. The principal offices of Horizon are located at 6001 Indian School Road, N.E., Suite 530, Albuquerque, New Mexico 87110.

      Other than executive officers and directors, there are no persons or corporations controlling or ultimately in control of Horizon.

      During the last five years, to the best of Horizon's knowledge, neither Horizon nor any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Horizon or such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

      Each executive officer and each director of Horizon is a citizen of the United States. The name, business address and present principal occupation of each executive officer and director of Horizon are set forth in Exhibit A to this Schedule 13D and are specifically incorporated herein by reference.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Not applicable.

ITEM 4.   PURPOSE OF TRANSACTION.

      Horizon, Horizon MI Corporation, a Delaware corporation and wholly owned subsidiary of Horizon ("Merger Sub"), and MI entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which Merger Sub would merge with and into MI (the "Merger"). Pursuant to the Merger Agreement, each share of MI Common Stock issued and outstanding immediately prior to the effective time of the Merger (the "Effective Time") will be converted into .0645 of one fully paid and nonassessable share of common stock, par value $.001 per share ("Horizon Common Stock"), of Horizon; provided, however, that if the Horizon Common Stock Market Value is (i) less than $24.787 per share, then such fractional share of Horizon Common Stock shall be increased to that fraction, rounded to four decimal places that is equal to $1.60 divided by the Horizon Common Stock Market Value or (ii) more than $29.48 per share, then such fractional share of Horizon Common Stock shall be decreased to that fraction, rounded to four decimal places, that is equal to $1.90 divided by the Horizon Common Stock Market Value (the "Common Stock Exchange Ratio"). The term "Horizon Common Stock Market Value" means the average closing price per share of Horizon Common Stock on the New York Stock

Exchange (the "NYSE") or, if the Horizon Common Stock is not then traded on the NYSE, then The Nasdaq Stock Market or such other securities market in which the Horizon Common Stock is then regularly traded for the twenty (20) trading days ending with the trading day immediately preceding the date on which the Merger is consummated. Notwithstanding the foregoing, if between February 13, 1996 and the Effective Time the outstanding shares of Horizon Common Stock or MI Common Stock have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, the Common Stock Exchange Ratio will be correspondingly adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares. A copy of the Merger Agreement is included as Exhibit B to this Schedule 13D, and the Merger Agreement is specifically incorporated by reference herein.

      Consummation of the transactions contemplated by the Merger Agreement is subject to the terms and conditions contained in the Merger Agreement, including the receipt of approval of the Merger by the stockholders of MI, the receipt of certain regulatory approvals, and the receipt of legal opinions that the Merger will be tax-free transaction. The Merger Agreement and the transactions contemplated thereby will be submitted for approval at a meeting of the stockholders of MI that is expected to take place in the second quarter of 1996.

      Pursuant to a Voting Agreement, dated as of February 13, 1996 (the "Voting Agreement"), between Horizon and certain stockholders of MI holding in the aggregate 9,168,287 shares of MI Common Stock (or approximately 43% of the number of shares outstanding on February 13, 1996) (collectively, the "Stockholders"), the Stockholders have, among other things, agreed to vote all MI Common Stock beneficially owned by them in favor of the Merger and (subject to their agreement, if requested by Horizon, not (i) to attend, or vote any MI Common Stock beneficially owned by them at, any annual or special meeting of stockholders or (ii) to execute any written consent of stockholders) against any combination proposal or other matter that may interfere or be inconsistent with the Merger. A copy of the Voting Agreement is included as Exhibit C to this Schedule 13D, and the Voting Agreement is specifically incorporated by reference herein.

      Except as set forth herein, Horizon presently does not have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF ISSUER.

     Under the Voting Agreement, the Stockholders, as described above in Item 4, have agreed to vote all MI Common Stock beneficially owned by them in favor of the Merger and (subject to their agreement, if requested by Horizon, not (i) to attend, or vote any MI Common Stock beneficially owned by them at, any annual or special meeting of stockholders or (ii) to execute any written consent of stockholders) against any combination proposal or other matter that may interfere of be inconsistent with the Merger. Consequently Horizon shares voting, but not dispositive, power as to such 9,168,287 shares of MI Common Stock.

     No transactions in MI Common Stock were effected during the past sixty days by Horizon or, to the best of Horizon's knowledge, by any executive officer or director of Horizon. In addition, no other person is known by Horizon to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Contracts, arrangements, understandings or relationships with respect to securities of MI consist of the Merger Agreement and the Voting Agreement. The aforementioned documents are attached hereto as Exhibits B and C, respectively, and are specifically incorporated herein by reference. See also description of the aforementioned documents in Item 4 above.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     The following Exhibits are filed as part of this Schedule 13D:

     Exhibit A --   Name, Business Address, and Present Principal Occupation of
                    Each Executive Officer and Director of Horizon.

     Exhibit B --   Agreement and Plan of Merger, dated as of February 13, 1996, by and among Horizon, Merger Sub and MI.

     Exhibit C --   Voting Agreement, dated as of February 13, 1996, between
                    Horizon and certain stockholders of MI named therein.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 23, 1996               HORIZON/CMS HEALTHCARE CORPORATION


                                        By:  /s/ SCOT SAUDER
                                           -----------------------------------
                                                Scot Sauder
                                                Vice President of Legal Affairs

                                 EXHIBIT INDEX

                                                                SEQUENTIAL
EXHIBIT                   DESCRIPTION                           PAGE NUMBER
-------                   -----------                           -------------
   A           Name, Business Address, and Present Principal
               Occupation of Each Executive Officer and
               Director of Horizon/CMS Healthcare Corporation.

   B Agreement and Plan of Merger, dated as of February 13, 1996, by and among Horizon/CMS
               Healthcare Corporation, Horizon MI Corporation and Medical Innovations, Inc.

   C Voting Agreement, dated as of February 13, 1996, between Horizon/CMS Healthcare Corporation and certain stockholders of Medical Innovations, Inc.
               named therein.

                                   EXHIBIT A

           NAME, BUSINESS ADDRESS AND PRESENT PRINCIPAL OCCUPATION OF
                 EACH EXECUTIVE OFFICER AND DIRECTOR OF HORIZON

I.   EXECUTIVE OFFICERS OF HORIZON


                                                         PRESENT PRINCIPAL
NAME                    BUSINESS ADDRESS                     OCCUPATION
----                    ----------------                 -----------------
Neal M. Elliott         6001 Indian School Road,    Chairman of the Board,
                         N.E., Suite 530            President and Chief
                        Albuquerque, NM 87110       Executive Officer

Robert A. Ortenzio      6001 Indian School Road,    Executive Vice President
                         N.E., Suite 530            and  Director
                        Albuquerque, NM 87110

Michael A. Jeffries     6001 Indian School Road,    Senior Vice President of
                         N.E., Suite 530            Operations and Director
                        Albuquerque, NM 87110

Charles H. Gonzales     6001 Indian School Road,    Senior Vice President of
                         N.E., Suite 530            Subsidiary Operations
                        Albuquerque, NM 87110       and Director

Ernest A. Schofield     6001 Indian School Road,    Senior Vice President, Treasurer
                         N.E., Suite 530            and Chief Financial Officer
                        Albuquerque, NM 87110

Scot Sauder             6001 Indian School Road,   Vice President of Legal
                         N.E., Suite 530           Affairs, Secretary and
                        Albuquerque, NM 87110      General Counsel

II.  NON-EMPLOYEE DIRECTORS OF HORIZON



                                                         PRESENT PRINCIPAL
NAME                    BUSINESS ADDRESS                     OCCUPATION
----                    ----------------                 -----------------
Gerard M. Martin        600 Centre Street           Consultant
                        Newton, MA  02158

Frank M. McCord         2828 Colby Avenue           Chairman, Cascade
                        Everett, WA  98201          Savings Bank

Raymond N. Noveck       460 Totten Pond Road        President, Strategic
                        Waltham, MA  02158          Systems, Inc.

Barry M. Portnoy        One Post Office Square      Attorney-at-Law,
                        Boston, MA  02109           Sullivan & Worcester

LeRoy S. Zimmerman                                  Attorney-at-Law,
                                                    Eckert, Seamans,
                                                    Cherin & Mellott

                                                                     EXHIBIT B




                           AGREEMENT AND PLAN OF MERGER



                                  BY AND AMONG



                       HORIZON/CMS HEALTHCARE CORPORATION,



                             HORIZON MI CORPORATION



                                      AND



                           MEDICAL INNOVATIONS, INC.

                              TABLE OF CONTENTS
                                                                      PAGE
                                                                      ----
                                  ARTICLE I.

                                  THE MERGER

SECTION  1.01.  The Merger.............................................  1
SECTION  1.02.  Effective Time.........................................  2
SECTION  1.03.  Effect of the Merger...................................  2
SECTION  1.04.  Certificate of Incorporation; Bylaws...................  2
SECTION  1.05.  Directors and Officers.................................  2

                                 ARTICLE II.

              CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES

SECTION  2.01.  Merger Consideration; Conversion and Cancellation of
                 Securities............................................  2
SECTION  2.02.  Payment for Company Common Stock; Surrender of
                 Certificates..........................................  4
SECTION  2.03.  Stock Transfer Books...................................  6

                                ARTICLE III.

                REPRESENTATIONS AND WARRANTIES OF THE COMPANY

SECTION  3.01.  Organization and Qualification; Subsidiaries...........  7
SECTION  3.02.  Certificate of Incorporation and Bylaws................  7
SECTION  3.03.  Capitalization.........................................  7
SECTION  3.04.  Authority..............................................  9
SECTION  3.05.  No Conflict; Required Filings and Consents............. 10
SECTION  3.06.  Permits; Compliance.................................... 11
SECTION  3.07.  Reports; Financial Statements.......................... 13
SECTION  3.08.  Absence of Certain Changes or Events................... 14
SECTION  3.09.  Absence of Litigation.................................. 14
SECTION  3.10.  Employee Benefit Plans; Labor Matters.................. 15
SECTION  3.11.  Taxes.................................................. 16
SECTION  3.12.  Tax Matters; Pooling................................... 17
SECTION  3.13.  Affiliates............................................. 18
SECTION  3.14.  Certain Business Practices............................. 18

SECTION  3.15.  Vote Required.......................................... 18
SECTION  3.16.  Brokers................................................ 18
SECTION  3.17.  Insurance.............................................. 19
SECTION  3.18.  Properties............................................. 19
SECTION  3.19.  Management Contracts................................... 19
SECTION  3.20.  Opinion of Financial Advisor........................... 19

                                 ARTICLE IV.

                 REPRESENTATIONS AND WARRANTIES OF ACQUIROR

SECTION  4.01.  Organization and Qualification; Subsidiaries........... 20
SECTION  4.02.  Certificate of Incorporation and Bylaws................ 20
SECTION  4.03.  Capitalization......................................... 20
SECTION  4.04.  Authority.............................................. 21
SECTION  4.05.  No Conflict; Required Filings and Consents............. 22
SECTION  4.06.  Permits; Compliance.................................... 23
SECTION  4.07.  Reports; Financial Statements.......................... 24
SECTION  4.08.  Absence of Certain Changes or Events................... 25
SECTION  4.09.  Absence of Litigation.................................. 25
SECTION  4.10.  Employee Benefit Plans; Labor Matters.................. 25
SECTION  4.11.  Taxes.................................................. 27
SECTION  4.12.  Tax Matters; Pooling................................... 28
SECTION  4.13.  Vote Required.......................................... 28
SECTION  4.14.  Brokers................................................ 28
SECTION  4.15.  Insurance.............................................. 28
SECTION  4.16.  Properties............................................. 28

                                 ARTICLE V.

                                 COVENANTS

SECTION  5.01.  Affirmative Covenants of the Company................... 29
SECTION  5.03.  Negative Covenants of the Company...................... 29
SECTION  5.04.  Negative Covenants of Acquiror......................... 32
SECTION  5.05.  Access and Information................................. 33

                                ARTICLE VI.

                           ADDITIONAL AGREEMENTS

SECTION  6.01.  Presentation to Company Stockholders................... 34
SECTION  6.02.  Registration Statement; Proxy Statement/Prospectus..... 34
SECTION  6.03.  Appropriate Action; Consents; Filings.................. 36
SECTION  6.04.  Affiliates; Pooling; Tax Treatment..................... 37
SECTION  6.05.  Public Announcements................................... 38
SECTION  6.06.  NYSE Listing........................................... 38
SECTION  6.07.  State Takeover Statutes................................ 38
SECTION  6.08.  Assumption of Obligations to Issue Stock............... 38
SECTION  6.09.  Merger Sub............................................. 39
SECTION  6.10.  Indemnification and Insurance.......................... 39
SECTION  6.11.  Opinion of Financial Advisor........................... 41

                              ARTICLE VII.

                           CLOSING CONDITIONS

SECTION  7.01.  Conditions to Obligations of Each Party Under This
                 Agreement............................................. 41
SECTION  7.02.  Additional Conditions to Obligations of the Acquiror
                 Companies............................................. 42
SECTION  7.03.  Additional Conditions to Obligations of the Company.... 43

                             ARTICLE VIII.

                   TERMINATION, AMENDMENT AND WAIVER

SECTION  8.01.  Termination............................................ 44
SECTION  8.02.  Effect of Termination.................................. 45
SECTION  8.03.  Amendment.............................................. 45
SECTION  8.04.  Waiver................................................. 46
SECTION  8.05.  Fees, Expenses and Other Payments...................... 46

                               ARTICLE IX.

                           GENERAL PROVISIONS

SECTION  9.01.  Effectiveness of Representations, Warranties and
                 Agreements............................................ 47
SECTION  9.02.  Notices................................................ 47
SECTION  9.03.  Certain Definitions.................................... 48
SECTION  9.04.  Headings............................................... 50
SECTION  9.05.  Severability........................................... 50
SECTION  9.06.  Entire Agreement....................................... 50
SECTION  9.07.  Assignment............................................. 50
SECTION  9.08.  Parties in Interest.................................... 50
SECTION  9.09.  Failure or Indulgence Not Waiver; Remedies Cumulative.. 50
SECTION  9.10.  Governing Law.......................................... 51
SECTION  9.11.  Counterparts........................................... 51
SECTION  9.12.  Specific Performance................................... 51

                                   EXHIBITS

 Exhibit A    Form of Company Affiliate Letter
 Exhibit B    Form of Acquiror Affiliate Letter

                         AGREEMENT AND PLAN OF MERGER

     THIS AGREEMENT AND PLAN OF MERGER, dated as of February 13, 1996 (this "Agreement"), is by and among HORIZON/CMS HEALTHCARE CORPORATION, a Delaware corporation ("Acquiror"), HORIZON MI CORPORATION, a Delaware corporation and wholly owned subsidiary of Acquiror ("Merger Sub"), and MEDICAL INNOVATIONS, INC., a Delaware corporation (the "Company"). Acquiror and Merger Sub are sometimes collectively referred to herein as the "Acquiror Companies."

     WHEREAS, Merger Sub, upon the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware ("Delaware Law"), will merge with and into the Company (the "Merger");

     WHEREAS, the Board of Directors of the Company has determined that the Merger is consistent with and in furtherance of the long-term business strategy of the Company and is fair to, and in the best interests of, the Company and its stockholders and has approved and adopted this Agreement and the transactions contemplated hereby, and recommended approval and adoption of this Agreement by the stockholders of the Company;

     WHEREAS, the Board of Directors of Acquiror has determined that the Merger is consistent with and in furtherance of the long-term business strategy of Acquiror and is fair to, and in the best interests of, Acquiror and its stockholders and has approved and adopted this Agreement and the transactions contemplated hereby;

     WHEREAS, for federal income tax purposes, it is intended that the Merger will qualify as a reorganization under the provisions of Section 368(a) of the United States Internal Revenue Code of 1986, as amended (the "Code"); and

     WHEREAS, the Merger is intended to be treated as a "pooling of interests" for financial accounting purposes;

     NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, the parties hereto agree as follows:

                                ARTICLE I.

                                THE MERGER

     SECTION 1.01. THE MERGER. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with Delaware Law, at the Effective Time (as defined in Section 1.02 of this Agreement), Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the "Surviving Corporation"). The name of the Surviving Corporation shall be "Medical Innovations, Inc."

     SECTION 1.02. EFFECTIVE TIME. As promptly as practicable after the satisfaction or, if permissible, waiver of the conditions set forth in
Article VII of this Agreement, the parties hereto shall cause the Merger to be consummated by filing a Certificate of Merger with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with the relevant provisions of, Delaware Law (the date and time of the completion of such filing being the "Effective Time").

     SECTION 1.03. EFFECT OF THE MERGER. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, except as otherwise provided herein, all the property, rights, privileges, powers and franchises of Merger Sub and the Company shall vest in the Surviving Corporation, and all debts, liabilities and duties of Merger Sub and the Company shall become the debts, liabilities and duties of the Surviving Corporation.

     SECTION 1.04. CERTIFICATE OF INCORPORATION; BYLAWS. At the Effective Time, the Certificate of Incorporation and the Bylaws of the Company, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation and the Bylaws of the Surviving Corporation.

     SECTION 1.05. DIRECTORS AND OFFICERS. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation, and the officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified.

                                 ARTICLE II.

              CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES

     SECTION 2.01. MERGER CONSIDERATION; CONVERSION AND CANCELLATION OF SECURITIES. At the Effective Time, by virtue of the Merger and without any action on the part of the Acquiror Companies, the Company or the holders of any of the Company's securities:

         (a) Subject to the other provisions of this Article II, each share of common stock, par value $.0075 per share, of the Company ("Company
     Common Stock") issued and outstanding immediately prior to the Effective Time (excluding any Company Common Stock described in Section 2.01(c) of this Agreement) shall be converted into 0.0645 of one fully paid and nonassessable share of common stock, par value $.001 per share
     ("Acquiror Common Stock"), of Acquiror; PROVIDED, HOWEVER, THAT, if the Acquiror Common Stock Market Value is (i) less than $24.787 per share, then such fractional share of Acquiror Common Stock shall be increased to that fraction, rounded to four decimal places, that is equal to $1.60 divided by the Acquiror Common Stock Market Value and (ii) more than

     $29.48 per share, then such fractional share of Acquiror Common Stock shall be decreased to that fraction, rounded to four decimal places, that is equal to $1.90 divided by the Acquiror Common Stock Market Value (the "Common Stock Exchange Ratio"). The term "Acquiror Common Stock Market Value" shall mean the average closing price per share of Acquiror Common Stock on the New York Stock Exchange (the "NYSE") or, if the Company Common Stock is not then traded on the NYSE, then The Nasdaq Stock Market or such other securities market in which the Acquiror Common Stock is then regularly traded for the twenty (20) Trading Days (as such term is defined in Section 9.03 herein) ending with the the Trading Day immediately preceding date on which the Effective Time occurs. Notwithstanding the foregoing, if between the date of this Agreement and the Effective Time the outstanding shares of Acquiror Common Stock or Company Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, the Common Stock Exchange Ratio shall be correspondingly adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares.

          (b) As a result of their conversion pursuant to subsection 2.01(a), all shares of Company Common Stock shall cease to be outstanding and shall automatically be canceled and retired, and each certificate ("Certificate") previously evidencing Company Common Stock outstanding immediately prior to the Effective Time (other than Company Common Stock described in Section 2.01(c) of this Agreement) ("Converted Shares") shall thereafter represent, subject to Section 2.02(d) of this Agreement, that number of shares of Acquiror Common Stock determined pursuant to the Common Stock Exchange Ratio and, if applicable, the right to receive cash pursuant to Section 2.02(d) of this Agreement (the "Merger Consideration"). The holders of Certificates previously evidencing Converted Shares shall cease to have any rights with respect to such Converted Shares except the right to receive the Merger Consideration and as otherwise provided herein or by law. Such Certificates previously evidencing Converted Shares shall be exchanged for certificates evidencing whole shares of Acquiror Common Stock upon the surrender of such Certificates in accordance with the provisions of
     Section 2.02 of this Agreement. No fractional shares of Acquiror Common Stock shall be issued and, in lieu thereof, a cash payment shall be made pursuant to Section 2.02(d) of this Agreement.

          (c) Notwithstanding any provision of this Agreement to the contrary, each share of Company Common Stock held in the treasury of the Company and each share of Company Common Stock owned by Acquiror or any direct or indirect wholly owned subsidiary of Acquiror or of the Company immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof and no payment shall be made with respect thereto.

         (d) Each share of common stock, par value $.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $.001 per share, of the Surviving Corporation.


      SECTION 2.02. PAYMENT FOR COMPANY COMMON STOCK; SURRENDER OF
CERTIFICATES.

          (a) EXCHANGE FUND. At or prior to the Effective Time, Acquiror shall deposit, or cause to be deposited, with a bank or trust company mutually agreeable to the parties to this Agreement (the "Exchange Agent"), for the benefit of the former holders of Converted Shares, for exchange in accordance with this Article II, through the Exchange Agent, certificates evidencing a number of shares of Acquiror Common Stock equal to the product of the Common Stock Exchange Ratio multiplied by the number of Converted Shares. Subject to the provisions of subsection
     (e) of this Section 2.02, Acquiror shall, if and when a payment date has occurred with respect to a dividend or distribution that has been declared subsequent to the Effective Time, deposit with the Exchange
     Agent an amount in cash (or property of like kind to that which is the subject to such dividend or distribution) equal to the dividend or distribution per share of Acquiror Common Stock times the number of shares of Acquiror Common Stock evidenced by Certificates that have not theretofore been surrendered for exchange in accordance with this
     Section 2.02. The certificates and cash (and property, if any) deposited with the Exchange Agent in accordance with this subsection 2.02(a) are hereinafter referred to as the "Exchange Fund." The
     Exchange Agent shall, pursuant to irrevocable instructions, deliver Acquiror Common Stock (and any dividends or distribution related thereto) and/or cash, as described above, in exchange for surrendered Certificates pursuant to the terms of this Agreement out of the Exchange Fund. Except as contemplated by Section 2.02(d) of this Agreement, the Exchange Fund shall not be used for any other purpose.

          (b) EXCHANGE PROCEDURES. As soon as practicable after the Effective Time, Acquiror will cause the Exchange Agent to send to each record holder of Company Common Stock at the Effective Time (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and contain such other provisions as the parties hereto may agree) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Acquiror Common Stock. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of Acquiror Common Stock which such holder has the right to receive pursuant to the provisions of this Article II, and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Company Common Stock which is not registered in the transfer records of the Company, a certificate evidencing the proper number of shares of Acquiror Common Stock may be issued to the transferee if the Certificate evidencing the Company Common Stock shall be surrendered to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered for exchange in accordance with the provisions of Section
     2.02 of this Agreement, each Certificate theretofore representing Converted Shares (other than shares of Company Common Stock to be canceled pursuant to Section 2.01(c) of this Agreement) shall from and after the Effective Time represent for all purposes only the right to receive the Merger Consideration as set forth in this Agreement. If any holder of Converted Shares shall be unable to surrender such holder's Certificates because such Certificates have been lost or destroyed, such holder may deliver in lieu thereof an affidavit and indemnity bond in form and substance and with surety reasonably satisfactory to Acquiror. No interest shall be paid on any Merger Consideration payable to former holders of Converted Shares.

          (c) DISTRIBUTIONS WITH RESPECT TO ACQUIROR COMMON STOCK. No dividends or other distributions declared or made after the Effective Time with respect to Acquiror Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Acquiror Common Stock evidenced thereby, and no Merger Consideration shall be paid to any such holder until the holder of such Certificate shall surrender such Certificate. Subject to applicable laws, following surrender of any such Certificate, there shall be paid to the holder of the certificates evidencing whole shares of Acquiror Common Stock issued in exchange therefor, without interest, (i) promptly following the surrender of such Certificate and in addition to the amount of any cash payable with respect to a fractional share of Acquiror Common Stock to which such holder is entitled pursuant to Section 2.02(d) of this Agreement, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Acquiror Common Stock and (ii), at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender payable with respect to such whole shares of Acquiror Common Stock.

          (d) NO FRACTIONAL SHARES.

               (i) Notwithstanding anything herein to the contrary, no certificates or scrip evidencing fractional shares of Acquiror Common Stock shall be issued upon the surrender for exchange of Certificates, and such fractional share interests will not entitle the owner thereof to vote or to any rights as a stockholder of Acquiror.

               (ii) As promptly as practicable following the Effective Time, the Exchange Agent shall determine the excess of (x) the number of full shares of Acquiror Common Stock delivered to the Exchange Agent by Acquiror pursuant to Section 2.02(a) over (y) the aggregate number of full shares of Acquiror to be distributed to holders of Company Common Stock pursuant to Section 2.02(b) (such excess being herein called the "Excess Shares"). As soon as practicable after the Effective Time, the Exchange Agent, as agent for the holders of Company Common

          Stock, shall sell the Excess Shares at then prevailing prices on the NYSE, all in the manner provided in clause (iii) of this subsection.

               (iii)  The sale of the Excess Shares by the Exchange
          Agent shall be executed on the NYSE through one or more member firms of the NYSE and shall be executed in round lots to the extent practicable. Until the net proceeds of such sale or sales have been distributed to the holders of Company Common Stock, the Exchange Agent will hold such proceeds in trust for the holders of Company Common Stock (the "Common Shares Trust"). Acquiror shall pay all commissions, transfer taxes and other out-of-pocket transaction costs, including the expenses and compensation of the Exchange Agent incurred in connection with such sale of the Excess Shares. The Exchange Agent shall determine the portion of the Common Shares Trust to which each holder of Company Common Stock shall be entitled, if any, by multiplying the amount of the aggregate net proceeds comprising the Common Share Trust by a fraction the numerator of which is the amount of the fractional share interest to which such holder of Company Common Stock is entitled and the denominator of which is the aggregate amount of fractional share interests to which all holders of Company Common Stock are entitled.

               (iv) As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Company Common Stock in lieu of any fractional share interests, the Exchange Agent shall make available such amounts to such holders of Company Common Stock in connection with the surrender by such holders of their Certificates in accordance with Section 2.02(b).

          (e) TERMINATION OF EXCHANGE FUND. Any portion of the Exchange Fund that remains unclaimed by the former holders of Converted Shares for one year after the Effective Time shall be delivered to Acquiror, upon demand, and any former holders of Converted Shares who have not theretofore complied with this Article II shall thereafter look only to Acquiror for the Merger Consideration and dividends or distributions to which they are entitled, without any interest thereon. Neither Acquiror nor the Company shall be liable to any holder of shares of Company Stock for any Merger Consideration (or dividends or distributions with respect thereto) or cash delivered to a public official pursuant to any applicable abandoned property escheat or similar law.

          (f) WITHHOLDING. Acquiror (or any affiliate thereof) shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any former holder of Converted Shares such amounts as Acquiror (or any affiliate thereof) is required to deduct and withhold with respect to the making of such payment under the Code (as hereinafter defined), or any other provision of federal, state, local or foreign tax law. To the extent that amounts are so withheld by Acquiror, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the former holder of the Converted Shares in respect of which such deduction and withholding was made by Acquiror.

     SECTION 2.03. STOCK TRANSFER BOOKS. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of shares of Company Common Stock thereafter on the records of the Company.


                                  ARTICLE III.

                    REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company hereby represents and warrants to Acquiror that:

     SECTION 3.01. ORGANIZATION AND QUALIFICATION; SUBSIDIARIES. The Company is a corporation, and each of the Company's subsidiaries (as such term in defined in Section 9.03 herein) is a corporation or partnership, duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, and each of the Company and its subsidiaries has all requisite power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted and, except as set forth in Section 3.01 of the Company Disclosure Schedule (as defined below), is duly qualified and in good standing to do business in each jurisdiction in which the nature of the business conducted by it or the ownership or leasing of its properties makes such qualification necessary, other than where the failure to be so duly qualified and in good standing could not reasonably be expected to have a Company Material Adverse Effect. The term "Company Material Adverse Effect" as used in this Agreement shall mean any change or effect that would be materially adverse to the financial condition, results of operations, business or prospects of the Company and its subsidiaries, taken as a whole, at the time of such change or effect. Section 3.01 of the Disclosure Schedule delivered by the Company to the Acquiror Companies concurrently with the execution of this Agreement (the "Company Disclosure Schedule") sets forth, as of the date of this Agreement, a true and complete list of all the Company's directly or indirectly owned subsidiaries, together with (A) the jurisdiction of incorporation or organization of each subsidiary and the percentage of each subsidiary's outstanding capital stock or other equity interests owned by the Company or another subsidiary of the Company and (B) an indication of whether each such subsidiary is a "Significant Subsidiary" as defined in Section 9.03(h) of this Agreement.

      SECTION 3.02. CERTIFICATE OF INCORPORATION AND BYLAWS. The Company has heretofore furnished or made available to Acquiror complete and correct copies of the Certificate of Incorporation and the Bylaws or the equivalent organizational documents, in each case as amended or restated to the date hereof, of the Company and each of its subsidiaries. Neither the Company nor any of its subsidiaries is in violation of any of the provisions of its Certificate of Incorporation or Bylaws (or equivalent organizational documents).

     SECTION 3.03. CAPITALIZATION.

          (a) The authorized capital stock of the Company consists of 75,000,000 shares of Company Common Stock and 3,000,000 shares of preferred stock, par value $.01 per share ("Company Preferred Stock"), of which the Company has agreed to designate 100 shares as Class A Preferred Stock (the "Company Class A Preferred Stock") and the balance of which are undesignated. At the close of business on January 31, 1996, 15,927,880 shares of Company Common Stock were issued and outstanding, no shares of Company Common Stock were held by the Company in its treasury or by the Company's subsidiaries and 4,890,002 shares of Company Common Stock were reserved for issuance as follows: (i) 513,000 shares were reserved for issuance upon exercise of stock options heretofore granted or available for grant pursuant to the Company's 1988 Stock Option Plan, (ii) 1,000,000 shares were reserved for issuance upon exercise of stock options heretofore granted or available for grant pursuant to the Company's 1993 Stock Option Plan, (iii) 500,000 shares were reserved for issuance upon exercise of stock options heretofore granted or available for grant pursuant to the Company's Executive Security Stock Option Plan (the stock option plans referenced in clauses
     (i), (ii) and (iii) of this Section being herein collectively called the "Option Plans"), (iv) 2,877,002 shares were reserved for issuance upon the exercise of the warrants and options (the "Common Stock Warrants") listed and described in Section 3.03(a) of the Company Disclosure Schedule. No shares of the Company Preferred Stock are issued or outstanding and the Company has agreed to reserve 100 shares of Company Class A Preferred Stock for issuance upon the exercise of a warrant (the "Preferred Stock Warrant") described in Section 3.03(a) of the Company Disclosure Schedule. Except as described in this Section 3.03 or in
     Section 3.03(a) of the Company Disclosure Schedule, no shares of capital stock of the Company are reserved for issuance for any other purpose. Since January 31, 1996, no shares of capital stock have been issued by the Company or any of its subsidiaries except pursuant to agreements for which shares were adequately reserved at such date as described in this subsection (a). Since January 31, 1996, neither the Company nor any of its subsidiaries has granted any options for, or other rights to purchase, any shares of capital stock of the Company or any of its subsidiaries. Each of the issued shares of capital stock of, or other equity interests in, each of the Company and its subsidiaries is duly authorized, validly issued and, in the case of shares of capital stock, fully paid and nonassessable, and has not been issued in violation of (nor are any of the authorized shares of capital stock of, or other equity interests in, the Company or any of its subsidiaries subject to) any preemptive or similar rights created by statute, the Certificate of Incorporation or Bylaws (or the equivalent organizational documents) of the Company or any of its subsidiaries, or any agreement to which the Company or any of its subsidiaries is a party or is bound, and, except as set forth in Section 3.18 of the Company Disclosure Schedule, all such issued shares or other equity interests owned by the Company or a subsidiary of the Company are owned free and clear of all security interests, liens, claims, pledges, agreements, limitations on the Company's or such subsidiaries' voting rights, charges or other encumbrances of any nature whatsoever.

          (b) No bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into or exchangeable or exercisable for securities having the right to vote) on any matters on which stockholders may vote ("Voting Debt") is issued or outstanding. All shares of Company Common Stock which may be issued upon exercise of stock options granted pursuant to the Option Plans will, when issued in accordance with the terms of such stock options and the related Option Plans, be validly issued, fully paid and nonassessable and not subject to preemptive rights.

          (c) Except as set forth in Section 3.03(a) above or in Section 3.03(c) of the Company Disclosure Schedule, there are no options, warrants or other rights (including registration rights), agreements, arrangements or commitments of any character to which the Company or any of its subsidiaries is a party relating to the issued or unissued capital stock or other equity interests of the Company or any of its subsidiaries or obligating the Company or any of its subsidiaries to grant, issue or sell any shares of capital stock, Voting Debt or other equity interests of the Company or any of its subsidiaries. Except as set forth in Section 3.03(c) of the Company Disclosure Schedule, there are no obligations, contingent or otherwise, of the Company or any of its subsidiaries (i) to repurchase, redeem or otherwise acquire any shares of Company Common Stock or other capital stock of the Company or the capital stock or other equity interests of any subsidiary of the Company or (ii) (other than advances to wholly owned subsidiaries in the ordinary course of business) to provide material funds to, or to make any material investment in (in the form of a loan, capital contribution or otherwise), or to provide any guarantee with respect to the material obligations of, any subsidiary of the Company or any other person. Except (i) as set forth in Section 3.03(c) of the Company Disclosure Schedule or (ii) for subsidiaries of the Company set forth in Section
     3.01 of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries (x) directly or indirectly owns, (y) has agreed to purchase or otherwise acquire or (z) holds any interest convertible into or exchangeable or exercisable for, 5% or more of the capital stock or other equity interest of any corporation, partnership, joint venture or other business association or entity. Except as set forth in Section 3.03(c) of the Company Disclosure Schedule or for any agreements, arrangements or commitments between the Company and its wholly owned subsidiaries or between such wholly owned subsidiaries, there are no agreements, arrangements or commitments of any character (contingent or otherwise) pursuant to which any person is or may be entitled to receive any payment based on, or calculated in accordance with, the revenues or earnings of the Company or any of its subsidiaries. Except for the Voting Agreement (as such term is defined in Section 9.03 herein) and as set forth in Section 3.03(c) of the Company Disclosure Schedule, there are no voting trusts, proxies or other agreements or understandings to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound with respect to the voting of any shares of capital stock or other equity interests of the Company or any of its subsidiaries.

          (d) Section 3.03(d) of the Company Disclosure Schedule sets forth a complete and correct list as of January 31, 1996, of (i) the number of stock options outstanding, (ii) the exercise price of each outstanding stock option and (iii) the number of stock options exercisable and includes complete and correct copies of the Option Plans, all forms of stock options issued pursuant to the Option Plans or otherwise, all Common Stock Warrants and the Preferred Stock Warrant, including all amendments thereto.

     SECTION 3.04. AUTHORITY. The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby (subject to, with respect to the Merger, the approval and adoption of this Agreement by the stockholders of the Company as set forth in Section 3.15 of this Agreement). The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby (subject to, with respect to the Merger, the approval and adoption of this Agreement by the stockholders of the Company as set forth in Section 3.15 of this Agreement). This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof by the Acquiror Companies, constitutes the legal, valid and binding obligation of the Company.

     SECTION 3.05. NO CONFLICT; REQUIRED FILINGS AND CONSENTS.

          (a) Assuming that all consents, licenses, permits, waivers, approvals, authorizations, orders, filings and notifications contemplated by the exceptions to Section 3.05(b) are obtained or made and except as disclosed in Section 3.05(a) of the Company Disclosure Schedule, the execution and delivery of this Agreement by the Company does not, and the performance by the Company of its obligations hereunder, including consummation of the transactions contemplated hereby, will not (i) conflict with or violate the Certificate of Incorporation or Bylaws, or the equivalent organizational documents, in each case as amended or restated, of the Company or any of its subsidiaries, (ii) conflict with or violate any federal, state, foreign or local law, statute, ordinance, rule or regulation (collectively, "Laws") or any judgment, order or decree applicable to the Company or any of its subsidiaries or by or to which any of their respective properties is bound or subject or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or require payment under, or result in the creation of a lien or encumbrance on any of the properties or assets of the Company or any of its subsidiaries pursuant to, any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any of its subsidiaries is a party or by or to which the Company or any of its subsidiaries or any of their respective properties is bound or subject. The Board of Directors of the Company has taken all actions necessary under Delaware Law, including approving the transactions contemplated by this Agreement, to ensure that the prohibitions on business combinations set forth in Section 203 of Delaware Law do not, and will not, apply to the transactions contemplated by this Agreement or the Voting Agreement.

          (b) The execution and delivery of this Agreement by the Company does not, and the performance by the Company of its obligations hereunder, including consummation of the transactions contemplated hereby, will not, require the Company to obtain any consent, license, permit, waiver, approval, authorization or order of, or to make any filing with or notification to, any governmental or regulatory authority, federal, state, local or foreign (collectively, "Governmental Entities"), except (i) for applicable requirements, if any, of the Securities Act of 1933, as amended (the "Securities Act"), and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), state securities or blue sky laws ("Blue Sky Laws"), the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the filing and recordation of appropriate merger documents as required by Delaware Law, (ii) where the failure to obtain such consents, licenses, permits, waivers, approvals, authorizations or orders, or to make such filings or notifications could not reasonably be expected to cause a Company Material Adverse Effect or to prevent the Company from performing its obligations under this Agreement and (iii) as disclosed in Section 3.05(b) of the Company Disclosure Schedule.

     SECTION 3.06. PERMITS; COMPLIANCE.

          (a) Except as disclosed in Section 3.06(a) of the Company Disclosure Schedule, each of the Company and its subsidiaries is in possession of all (i) franchises, grants, authorizations, licenses, permits, easements, variances, exemptions, consents, certificates, identification and registration numbers, approvals and orders necessary to own, lease and operate its home health care, home medical equipment, homemaker and intravenous therapy business (collectively, the "Agencies") and its other properties and to carry on its business as it is now being conducted and (ii) agreements, licenses and certificates or determinations of need from all federal, state and local governmental agencies and accrediting and certifying organizations (including without limitation the Joint Commission on Accreditation of Healthcare Organizations ("JCAHO")) having jurisdiction over such Agency or Agencies that are required to operate the Agency or Agencies in the manner in which it or they are currently operated and receive reimbursement for care provided to patients covered under the federal Medicare program and any applicable state Medicaid program, including without limitation, Medicare and Medicaid provider numbers (collectively, the "Company Permits"). Without limiting the generality of the foregoing and except as disclosed in Section 3.06(a) of the Company Disclosure Schedule, all of the Company's Agencies are certified for participation or enrollment in the Medicare program and in the Medicaid program of each state in which any such Agency operates, have a current and valid provider contract with each such program and are in substantial compliance with the conditions of participation in all such programs. Section 3.06(a) of the Company Disclosure Schedule sets forth a list of each of the Company Permits held by Company and the jurisdiction issuing the same, all of which are now and as of the Effective Time shall be in good standing and not subject to meritorious challenge. Section 3.06(a) of the Company Disclosure Schedule also sets forth, as of the date of this Agreement, all actions, proceedings, investigations or surveys pending or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries that could reasonably be expected to result in (i) the loss or revocation of a Company Permit necessary to operate one or more Agencies or for an Agency to receive reimbursement under the Medicare or Medicaid programs or (ii) the suspension or cancellation of any other Company Permit. Except as set forth in Section 3.06(a) of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries is in conflict with, in default under or in violation of, and none of them has received, since December 31, 1994, from any Governmental Entity any written notice with respect to any conflict with, default under or violation of, (i) any Law applicable to the Company or any of its subsidiaries or by or to which any of their respective properties is bound or subject, (ii) any judgment, order of decree applicable to the Company or any of its subsidiaries or (iii) any of the Company Permits. The home health agencies owned by the Company or its subsidiaries have not made claims for (i) visits not made, (ii) visits to beneficiaries not homebound, (iii) visits to beneficiaries not requiring a qualifying service or (iv) visits not properly authorized by a physician, except in the cases of clauses (i) and (iv) of this subsection for claims that could not reasonably be expected to result in a Company Material Adverse Effect.

          (b) Except as set forth in Section 3.06(b) of the Company Disclosure Schedule, the Company and its subsidiaries, as appropriate, are approved participating providers in and under all material third party payment programs, including without limitation Medicare and applicable state Medicaid programs, from which they have received revenues since December 31, 1993 ("Payment Programs"). Except as set forth in Section 3.06(b) of the Company Disclosure Schedule, no action, survey or investigation is pending or, to the knowledge of the Company, threatened to suspend, limit, terminate, condition, or revoke the status of the Company or any of its subsidiaries as a provider in any such program, and neither the Company nor any of its subsidiaries has been provided notice by any third party payor of its intention to suspend, limit, terminate, revoke, condition or fail to renew in whole or in part or decrease the amounts payable under any arrangement with the Company or such subsidiary as a provider.

          (c) Except as set forth in Section 3.06(c) of the Company Disclosure Schedule or specifically disclosed in the Company SEC Reports (as hereinafter defined), the Company and its subsidiaries have filed on a timely basis all claims, cost reports and annual filings required to be filed to secure payments for services rendered by them under any Payment Program from which they receive or expect to receive revenues except where the failure to file such claim, report or other filing would not have a Company Material Adverse Effect. Except as set forth in Section 3.06(c) of the Company Disclosure Schedule, the Medicare and Medicaid cost reports of the Company and its subsidiaries do not claim and the Company and its subsidiaries have not received reimbursement in excess of the amount provided by law, regulations promulgated thereunder or any applicable agreement, other than any claims and reimbursements that, individually or in the aggregate, could not reasonably be expected to result in a Company Material Adverse Effect. Except as set forth in Section 3.06(c) of the Company Disclosure Schedule, there are no claims, actions or appeals pending (and neither the Company nor any of its subsidiaries has any knowledge of any claims or reports that could result in any such claims, actions or appeals) before any commission, board or agency, including, without limitation, any intermediary, the Provider Reimbursement Review Board or the Administrator of the Health Care Financing Administration ("HCFA"), with respect to any state or federal Medicare or Medicaid cost reports or claims filed by the Company or its subsidiaries on or before the date hereof. Except as set forth in Section 3.06(c) of the Company Disclosure Schedule, the Company or its subsidiaries, as applicable, have paid, or caused to be paid, all refunds, discounts, adjustments, or amounts owing that have become due to such third party payors pursuant to such claims, reports or filings, and neither the Company nor any of its subsidiaries has any knowledge or notice of any disallowances or material changes required to be made to any cost reports, claims or filings made by them for any period or of any deficiency in any such claim, report, or filing, except for changes and deficiencies that in the aggregate would not have a Company Material Adverse Effect.

     SECTION 3.07. REPORTS; FINANCIAL STATEMENTS.

          (a) Since December 31, 1993, the Company and its subsidiaries have filed (i) all forms, reports, statements and other documents required to be filed with (A) the Securities and Exchange Commission (the "SEC"), including without limitation (1) all Annual Reports on Form 10-K, (2) all Quarterly Reports on Form 10-Q, (3) all proxy statements relating to meetings of stockholders (whether annual or special), (4) all Current Reports on Form 8-K and (5) all other reports, schedules, registration statements or other documents (collectively referred to as the "Company SEC Reports"), and (B) any applicable state securities authorities and
     (ii) all forms, reports, statements and other documents required to be filed with any other Governmental Entities, including, without limitation, state insurance and health regulatory authorities (all such forms, reports, statements and other documents in clauses (i) and (ii) of this Section 3.07(a) being referred to herein, collectively, as the "Company Reports"), except where the failure to file any such forms, reports, statements or other documents required to be filed with any other Governmental Entities could not reasonably be expected to have a Company Material Adverse Effect. The Company Reports were prepared in all material respects in accordance with the requirements of applicable Law (including, with respect to the Company SEC Reports, the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Reports) and the Company SEC Reports did not at the time they were filed contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

          (b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Company SEC Reports (i) have been prepared in accordance with the published rules and regulations of the SEC and generally accepted accounting principles applied on a consistent basis throughout the periods involved (except (A) to the extent disclosed therein or required by changes in generally accepted accounting principles, (B), with respect to Company SEC Reports filed prior to the date of this Agreement, as may be indicated in the notes thereto and (C) in the case of the unaudited financial statements, as permitted by the rules and regulations of the SEC) and (ii) fairly present the consolidated financial position of the Company and its subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows for the periods indicated (subject, in the case of unaudited consolidated financial statements for interim periods, to adjustments, consisting only of normal, recurring accruals, necessary to present fairly such results of operations and cash flows), except that any pro forma financial statements contained in such consolidated financial statements are not necessarily indicative of the consolidated financial position of the Company and its subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows for the periods indicated.

          (c) Set forth in Section 3.07(c) of the Company Disclosure Schedule is a schedule of the total visits (a "visit" is defined as a patient visit meeting the participation conditions and medical necessity requirements of the Medicare program) of each of the home health agencies owned by the Company and its subsidiaries for each of the calendar months in the 12 month period ending December 31, 1995.

     SECTION 3.08. ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as disclosed in the Company SEC Reports filed prior to the date of this Agreement or as contemplated in this Agreement or as set forth in Section 3.08 of the Company Disclosure Schedule, since December 31, 1994 the Company and its subsidiaries have conducted their respective businesses only in the ordinary course and in a manner consistent with past practice and there has not been: (i) any damage, destruction or loss with respect to any assets of the Company or any of its subsidiaries that, whether or not covered by insurance, would constitute a Company Material Adverse Effect; (ii) any change by the Company or its subsidiaries in their significant accounting policies; (iii) except for dividends by a subsidiary of the Company to the Company or another wholly owned subsidiary of the Company, any declaration, setting aside or payment of any dividends or distributions in respect of shares of Company Common Stock or the shares of stock of, or other equity interests in, any subsidiary of the Company or any redemption, purchase or other acquisition of any of the Company's securities or any of the securities of any subsidiary of the Company; (iv) any material increase in the benefits under, or the establishment or amendment of, any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, performance awards (including, without limitation, the granting of stock appreciation rights or restricted stock awards), stock purchase or other employee benefit plan, or any increase in the compensation payable or to become payable to any of the directors or officers of the Company or the employees of the Company or its subsidiaries as a group, except for (A) increase in salaries or wages payable or to become payable in the ordinary course of business and consistent with past practice or (B) the granting of stock options in the ordinary course of business to employees of the Company or its subsidiaries who are not directors or executive officers of the Company; or (v) any other Company Material Adverse Effect.

     SECTION 3.09. ABSENCE OF LITIGATION. Except as disclosed in the Company SEC Reports filed prior to the date of this Agreement or as set forth in
Section 3.09 of the Company Disclosure Schedule, there is no claim, action, suit, litigation, proceeding, arbitration or, to the knowledge of the Company, investigation of any kind, at law or in equity (including actions or proceedings seeking injunctive relief), pending or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries or any properties or rights of the Company or any of its subsidiaries (except for claims, actions, suits, litigation, proceedings, arbitrations, or investigations that could not reasonably be expected to have a Company Material Adverse Effect), and neither the Company nor any of its subsidiaries is subject to any executory judgment, order, writ, injunction, decree or award of any Governmental Entity, including without limitation any cease and desist order and any consent decree, settlement agreement or other similar written agreement with any Governmental Entity, except for matters that could not reasonably be expected to have a Company Material Adverse Effect.

     SECTION 3.10. EMPLOYEE BENEFIT PLANS; LABOR MATTERS.

          (a) With respect to each employee benefit plan, program, arrangement and contract (including, without limitation, any "employee benefit plan," as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")), maintained or contributed to by the Company or any of its subsidiaries, or with respect to which the Company or any of its subsidiaries could incur liability under Section 4069, 4212(c) or 4204 of ERISA (the "Benefit Plans"), the Company has delivered or made available to Acquiror a true and correct copy of (i) the most recent annual report (Form 5500) filed with the Internal Revenue Service (the "IRS") for each Benefit Plan for which a Form 5500 is required to be filed, (ii) such Benefit Plan, (iii) each trust agreement, if any, relating to such Benefit Plan, (iv) the most recent summary plan description for each Benefit Plan for which a summary plan description is required, (v) the most recent actuarial report or valuation relating to a Benefit Plan subject to Title IV of ERISA and (vi) the most recent determination letter, if any, issued by the IRS with respect to any Benefit Plan qualified under Section 401 of the Code.

          (b) With respect to the Benefit Plans, no event has occurred and, to the knowledge of the Company, there exists no condition or set of circumstances, in connection with which the Company or any of its subsidiaries could be subject to any liability under the terms of such Benefit Plans, ERISA, the Code or any other applicable Law that could reasonably be expected to have a Company Material Adverse Effect.

          (c) There are no collective bargaining or other labor union contracts to which the Company or its subsidiaries is a party applicable to persons employed by the Company or its subsidiaries and no collective bargaining agreement is being negotiated by the Company or any of its subsidiaries. There is no pending or, to the knowledge of the Company, threatened labor dispute, strike or work stoppage against the Company or any of its subsidiaries that could materially interfere with the respective business activities of the Company or any of its subsidiaries. To the knowledge of the Company, none of the Company, any of its subsidiaries or any of their respective representatives or employees has committed any unfair labor practices in connection with the operation of the respective businesses of the Company or its subsidiaries that could reasonably be expected to have a Company Material Adverse Effect, and there is no pending or, to the knowledge of the Company, threatened charge or complaint against the Company or any of its subsidiaries by the National Labor Relations Board or any comparable state agency that, if not covered by insurance, would constitute a Company Material Adverse Effect.

          (d) Section 3.10(d) of the Company Disclosure Schedule contain true and correct (i) copies of all employment agreements with officers of the Company; (ii) listings of all officers of the Company who have executed a non-competition agreement with the Company; (iii) copies of all severance agreements, programs and policies of the Company with or relating to its employees; and (iv) summary descriptions of all plans, programs, agreements and other arrangements of the Company with or relating to its employees. Except as set forth in Section 3.10(d) of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries will owe a severance payment or similar obligation to any of their respective employees, officers or directors as a result of the Merger or the transactions contemplated by this Agreement, and none of such persons will be entitled to an increase in severance payments or other benefits as a result of the Merger or the transactions contemplated by this Agreement in the event of the subsequent termination of their employment.

          (e) No Benefit Plan provides retiree medical or retiree life insurance benefits that could reasonably be expected to have a Company Material Adverse Effect and (y) neither the Company nor any of its subsidiaries is contractually or otherwise obligated (whether or not in writing) to provide life insurance and medical benefits upon retirement or termination of employment of employees that could reasonably be expected to have a Company Material Adverse Effect.

          (f) Neither the Company nor any of its subsidiaries contributes to or has an obligation to contribute to, and has not within six years prior to the date of this Agreement contributed to or had an obligation to contribute to, a multiemployer plan within the meaning of Section 3(37) of ERISA.

          (g) The Company has not taken any of the following or other similar actions since December 31, 1993: the acceleration of vesting, waiving of performance criteria or the adjustment of awards or any other actions permitted upon a change in control of the Company (or a filing under Sections 13(d) or 14(d) of the Exchange Act with respect to the

     Company) with respect to any of the Benefit Plans or any of the plans, programs, agreements, policies or other arrangements described in
     Section 3.10(d) of this Agreement.

     SECTION 3.11. TAXES. Except as set forth in Section 3.11 of the Company Disclosure Statement,

          (a) (i) all material returns and reports ("Tax Returns") of or with respect to any Tax which is required to be filed on or before the Effective Time by or with respect to the Company or any its subsidiaries have been or will be duly and timely filed, (ii) all items of income, gain, loss, deduction and credit or other items required to be included in each such Tax Return have been or will be so included and all information provided in each such Tax Return is true, correct and complete in all material respects, (iii) all Taxes which have become or will become due with respect to the period covered by each such Tax Return have been or will be timely paid in full, (iv) all withholding Tax requirements imposed on or with respect to Company or any of its subsidiaries have been or will be satisfied in all material respects, and (v) no material penalty, interest or other charge is or will become due with respect to the late filing of any such Tax Return or late payment of any such Tax.

          (b) There is no claim against Company or any of its subsidiaries for any material amount of Taxes, and no material assessment, deficiency or adjustment has been asserted or proposed with respect to any Tax Return of or with respect to the Company or any of its subsidiaries other than those disclosed (and to which are attached true and complete copies of all audit or similar reports) in Section 3.11 of the Company Disclosure Schedule.

          (c) The total amounts set up as liabilities for current and deferred Taxes in the financial statements referred to in Section 3.07 of this Agreement are sufficient to cover the payment of all Taxes, whether or not assessed or disputed, which are, or are hereafter found to be, or to have been, due by or with respect to the Company and any of its subsidiaries up to and through the periods covered thereby.

          (d) Except for statutory liens for current Taxes not yet due, no material liens for Taxes exist upon the assets of any of the Company or any of its subsidiaries.

          (e) None of the transactions contemplated by this Agreement will result in any Tax liability or the recognition of any item of income or gain to the Company or any of its subsidiaries.

          (f) Neither the Company nor any of its subsidiaries has made an election under section 341(f) of the Code.

     SECTION 3.12. TAX MATTERS; POOLING.

          (a) Neither the Company nor, to the knowledge of the Company, any of its affiliates has taken or agreed to take any action that would prevent the Merger from (i) constituting a reorganization qualifying under the provisions of Section 368(a) of the Code or (ii) being treated for financial accounting purposes as a "pooling of interests" in accordance with generally accepted accounting principles and the rules, regulations and interpretations of the SEC (a "Pooling Transaction").

          (b) There is no plan or intention by any stockholder of the Company who owns five percent or more of Company Common Stock, and to the knowledge of Company there is no plan or intention on the part of any other stockholder of Company Common Stock, to sell, exchange or otherwise dispose of a number of shares of Acquiror Common Stock to be received in the Merger that would reduce the ownership of Acquiror Common Stock by such holders to a number of shares having a value, as of the Effective Time, of less than 50 percent of the value of all of the Company Common Stock (including shares of Company Common Stock exchanged for cash in lieu of fractional shares of Acquiror Common Stock) outstanding immediately prior to the Effective Time.

          (c) Immediately following the Merger, the Company will hold at least 90 percent of the fair market value of its net assets and at least 70 percent of the fair market value of its gross assets held immediately prior to the Merger. For purposes of this representation, amounts used by the Company to pay Merger expenses and all redemptions and distributions (except for regular, normal dividends) made by Company will be included as assets of Company immediately prior to the Merger.

          (d) There is no intercorporate indebtedness existing between the Company and Acquiror or between the Company and Merger Sub that was issued, acquired or will be settled at a discount.

          (e) The Company is not an investment company as defined in Section 368(a)(2)(F)(iii) and (iv) of the Code.

          (f) The Company is not under the jurisdiction of a court in a title 11 or similar case within the meaning of section 368(a)(3)(A) of the Code.

          (g) The total amount of cash to be received by stockholders of the Company in lieu of fractional shares of Acquiror Common Stock will not exceed one percent of the total fair market value of the Acquiror Common Stock (as of the Effective Time) to be issued in the Merger.

     SECTION 3.13. AFFILIATES.  Section 3.13 of the Company Disclosure
Schedule identifies all persons who, to the knowledge of the Company, may be deemed to be affiliates of the

Company within the meaning of that term as used in Rule 145 promulgated pursuant to the Securities Act, including, without limitation, all directors and executive officers of the Company.

     SECTION 3.14. CERTAIN BUSINESS PRACTICES. To the Company's knowledge, except as set forth in Section 3.14 of the Company Disclosure Schedule, none of the Company, any of its subsidiaries or any directors, officers, agents or employees of the Company or any of its subsidiaries (in their capacities as such) has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful purposes relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, (iii) consummated any transaction, made any payment, entered into any agreement or arrangement or taken any other action in violation of Section 1128B(b) of the Social Security Act, as amended, or (iv) made any other unlawful payment.

     SECTION 3.15. VOTE REQUIRED.   The only votes of the holders of any
class or series of Company capital stock necessary to approve the Merger and this Agreement are the affirmative votes of the holders of a majority of the outstanding shares of the Company Common Stock.

     SECTION 3.16. BROKERS. No broker, finder or investment banker (other than Institutions Investors Consulting Company, Inc. and Montgomery Securities) is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company. Prior to the date of this Agreement, the Company has made available to Acquiror a complete and correct copy of all agreements between the Company and Institutions Investors Consulting Company, Inc. and Montgomery Securities pursuant to which such firm will be entitled to any payment relating to the transactions contemplated by this Agreement.

     SECTION 3.17. INSURANCE. Except as set forth in Section 3.17 of the Company Disclosure Schedule, the Company and each of its subsidiaries are presently insured, and during each of the past five calendar years have been insured, against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured. Except as set forth in Section 3.17 of the Company Disclosure Schedule, the policies of general liability, malpractice liability, fire, theft and other insurance maintained with respect to the operations, assets or businesses of the Company and its subsidiaries provide adequate coverage against loss.

     SECTION 3.18. PROPERTIES. Except as set forth in Section 3.18 of the Company Disclosure Schedule or specifically described in the Company SEC Reports, the Company and its subsidiaries have good and marketable title, free and clear of all liens, the existence of which could reasonably be expected to have a Company Material Adverse Effect, to all their material properties and assets whether tangible or intangible, real, personal or mixed, reflected in the Company's consolidated financial statements contained in the Company's most recent SEC Report on Form 10-Q as being owned by the Company and its subsidiaries as of the date thereof, other than (i) any properties or assets that have been sold or otherwise disposed of in the ordinary course of business since the date of such financial statements, (ii) liens disclosed in the notes to such financial statements and (iii) liens arising in the ordinary course of business after the date of such financial statements. All buildings, and all fixtures, equipment and other property and assets that are material to its business on a consolidated basis, held under leases or sub-leases by the Company or any of its subsidiaries are held under valid instruments enforceable in accordance with their respective terms, subject to applicable laws of bankruptcy, insolvency or similar laws relating to creditors' rights generally and to general principles of equity (whether applied in a proceeding in law or equity). All of the Company's and its subsidiaries' equipment in regular use has been reasonably maintained and is in serviceable condition, reasonable wear and tear excepted.

     SECTION 3.19. MANAGEMENT CONTRACTS. Section 3.19 of the Company Disclosure Schedule sets forth a list of each of the management contracts and consulting agreements relating to home health care services to be provided by the Company or any of its subsidiaries (the "Management Contracts"), true, correct and complete copies of which have been provided or made available to Acquiror. Each of the Management Contracts is in full force and effect without default thereunder by any party thereto. Neither the Company nor any of its subsidiaries is or may be obligated to return any fees received under the Management Contracts to any provider thereunder. To the knowledge of the Company, neither the Company nor any of its subsidiaries has made any claims as a provider under the Management Contracts for (i) visits not made, (ii) visits to beneficiaries not homebound, (iii) visits to beneficiaries not requiring a qualifying service or (iv) visits not properly authorized by a physician, except for any claims described in clauses (ii) and (iii) which could not reasonably be expected to result in a Company Material Adverse Effect.

     SECTION 3.20. OPINION OF FINANCIAL ADVISOR. The Company has received the oral opinion of Montgomery Securities to the effect that, as of the date of this Agreement, the Common Stock Exchange Ratio is fair, from a financial point of view, to the holders of Company Common Stock.


                                ARTICLE IV.

                 REPRESENTATIONS AND WARRANTIES OF ACQUIROR

     The Acquiror Companies hereby, jointly and severally, represent and warrant to the Company that:

     SECTION 4.01. ORGANIZATION AND QUALIFICATION; SUBSIDIARIES. Each of the Acquiror Companies is a corporation, and each of Acquiror's other subsidiaries is a corporation or partnership, duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization and each of the Acquiror Companies and each of Acquiror's other subsidiaries has all requisite power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted and is duly qualified and in good standing to do business in each jurisdiction in which the nature of the business conducted by it or the ownership or leasing of its properties makes such qualification necessary, other than where the failure of either Acquiror

Company to be so duly qualified and in good standing could not reasonably be expected to have an Acquiror Material Adverse Effect and where the failure, individually or in the aggregate, of any such other subsidiary to comply with this Section 4.01 could not reasonably be expected to have an Acquiror Material Adverse Effect. The term "Acquiror Material Adverse Effect" as used in this Agreement shall mean any change or effect that would be materially adverse to the financial condition, results of operations, business or prospects of Acquiror and its subsidiaries, taken as a whole, at the time of such change or effect.

     SECTION 4.02. CERTIFICATE OF INCORPORATION AND BYLAWS. Acquiror has heretofore furnished or made available to the Company complete and correct copies of the Certificate of Incorporation and Bylaws, in each case as amended or restated to the date hereof, of Acquiror.

     SECTION 4.03. CAPITALIZATION.

          (a) The authorized capital stock of Acquiror consists of (i) 150,000,000 shares of Acquiror Common Stock, of which, as of January 31, 1996: (A) 51,995,694 were issued and outstanding, all of which are duly authorized, validly issued, fully paid and nonassessable and were not issued in violation of any preemptive or similar rights created by statute, Acquiror's Certificate of Incorporation or Bylaws or any agreement to which Acquiror is a party or is bound; (B) 641,713 were held in the treasury of Acquiror and (C) a number of shares aggregating no more than 15% of the number of shares issued and outstanding as of January 31, 1996 were reserved for future issuance and (ii) 500,000 shares of preferred stock, par value $.001 per share ("Acquiror Preferred Stock"), of which, as of January 31, 1996, 150,000 shares had been designated as Series A Junior Participating Preferred Stock. No shares of Acquiror Preferred Stock are issued and outstanding. Except
     (1) as disclosed in the Acquiror SEC Reports (as hereinafter defined) or otherwise as set forth in this Section 4.03 and (2) pursuant to the terms of that certain Rights Agreement dated as of September 15, 1994 by and between Acquiror and Chemical Trust Company of California (the "Acquiror Rights Agreement"), there are no options, warrants or other rights (including registration rights), agreements, arrangements or commitments of any character to which Acquiror is a party relating to the issued or unissued capital stock of, or other equity interests in, Acquiror or obligating Acquiror to grant, issue or sell any shares of the capital stock of, or other equity interests in, Acquiror. Except pursuant to the terms of the Acquiror Rights Agreement, there are no obligations, contingent or otherwise, of Acquiror to repurchase, redeem or otherwise acquire any shares of Acquiror Common Stock. Each of the issued shares of capital stock of, or other equity interests in, each of Acquiror's subsidiaries is duly authorized, validly issued and, in the case of shares of capital stock, fully paid and nonassessable, and has not been issued in violation of (nor are any of the authorized shares of capital stock of the Acquiror Companies subject to) any preemptive or similar rights created by statute, the Certificate of Incorporation or Bylaws (or the equivalent organizational documents) of any of Acquiror's subsidiaries or any agreement to which Acquiror or any of its subsidiaries is a party or is bound.

          (b) The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $.001 per share ("Merger Sub Common Stock"). An aggregate of 100 shares of Merger Sub Common Stock are issued and outstanding and held by Acquiror, all of which are duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights created by statute, Merger Sub's Certificate of Incorporation or Bylaws or any agreement to which Merger Sub is a party or is bound.

          (c) The shares of Acquiror Common Stock to be issued pursuant to the Merger will be duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights created by statute, Acquiror's Certificate of Incorporation or Bylaws or any agreement to which Acquiror is a party or is bound. The offering, sale and delivery of such shares of Acquiror Common Stock will, prior to the date of the Company Stockholders' Meeting, have been registered under the Securities Act and will have been qualified or registered or exempt therefrom under applicable Blue Sky Laws. In addition, the Acquiror Common Stock will, prior to the Effective Time, have been registered under the Exchange Act and listed on the NYSE, subject to official notice of issuance.

     SECTION 4.04. AUTHORITY. Each of the Acquiror Companies has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by each of the Acquiror Companies and the performance by each of the Acquiror Companies of its obligations hereunder, including the consummation of the transactions contemplated hereby, have been duly authorized by all necessary corporate action and no other corporate proceedings on the part of either of the Acquiror Companies are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by each of the Acquiror Companies and, assuming the due authorization, execution and delivery hereof by the Company, constitutes the legal, valid and binding obligation of each of the Acquiror Companies.

     SECTION 4.05. NO CONFLICT; REQUIRED FILINGS AND CONSENTS.

          (a) Assuming that all consents, licenses, permits, waivers, approvals, authorizations, orders, filings and notifications contemplated by the exceptions to Section 4.05(b) are obtained or made and except as otherwise disclosed in Section 4.05(a) of the Disclosure Schedule delivered by the Acquiring Companies to the Company contemporaneously with the execution and delivery of this Agreement (the "Acquiror Disclosure Schedule"), the execution and delivery of this Agreement by each of the Acquiror Companies does not, and performance by each of them of its obligations hereunder, including the consummation of the transactions contemplated hereby, will not (i) conflict with or violate the Certificate of Incorporation or Bylaws, or the equivalent organizational documents, in each case as amended or restated, of Acquiror or any of Acquiror's subsidiaries, (ii) conflict with or violate any Laws in effect as of the date of this Agreement applicable to Acquiror or any of Acquiror's subsidiaries or by or to which any of their properties is bound or subject or (iii) result in any breach of or constitute a default (or an event that with or without notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or require payment under, or result in the creation of a lien or encumbrance on any of the properties or assets of Acquiror or any of Acquiror's subsidiaries pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Acquiror or any of Acquiror's subsidiaries is a party or by or to which Acquiror or any of Acquiror's subsidiaries or any of their respective properties is bound or subject, except for any such conflicts, violations, breaches, defaults, events, rights of termination, amendment, acceleration or cancellation, payment obligations or liens or encumbrances that could not reasonably be expected to have an Acquiror Material Adverse Effect.

          (b) The execution and delivery of this Agreement by each of the Acquiror Companies does not, and the performance of this Agreement by each of the Acquiror Companies will not, including the consummation of the transactions contemplated hereby, require any of the Acquiror Companies to obtain any consent, license, permit, waiver approval, authorization or order of, or to make any filing with or notification to, any Governmental Entities, except (i) for applicable requirements, if any, of the Securities Act, the Exchange Act, Blue Sky Laws and the HSR Act and the filing and recordation of appropriate merger documents as required by Delaware Law and (ii) where the failure to obtain such consents, licenses, permits, waivers, approvals, authorizations or orders, or to make such filings or notifications could not reasonably be expected to prevent any of the Acquiror Companies from performing their obligations under this Agreement and (iii) as disclosed in Section 4.05(b) of the Acquiror Disclosure Schedule,

     SECTION 4.06. PERMITS; COMPLIANCE.

          (a) Each of Acquiror and its subsidiaries is in possession of all
     (i) franchises, grants, authorizations, licenses, permits, easements, variances, exemptions, consents, certificates, identification and registration numbers, approvals and orders necessary to own, lease and operate its properties and to carry on its business as it is now being conducted and (ii) agreements, licenses and certificates of need or determination, including without limitation Medicare and Medicaid provider numbers, from all Governmental Entities and accrediting and certifying organizations having jurisdiction over any of the facilities operated by Acquiror or such subsidiary that are required to operate such facility or facilities in the manner in which it or they are currently operated and to receive reimbursement for care provided to patients covered under the federal Medicare program and any applicable state Medicaid program (collectively, the "Acquiror Permits"), except where the failure to possess such Acquiror Permits could not reasonably be expected to have an Acquiror Material Adverse Effect. As of the date of this Agreement, there are no actions, proceedings, investigations or surveys pending or, to the knowledge of Acquiror, threatened against Acquiror or any of its subsidiaries that could reasonably be expected to result in the suspension, loss or revocation of (i) an Acquiror Permit necessary to operate one or more facilities or for a facility to receive reimbursement under the Medicare or Medicaid programs or (ii) any other Acquiror Permit, except for any suspension, loss or revocation that could not reasonably be expected to have an Acquiror Material Adverse Effect. Neither Acquiror nor any of its subsidiaries is in conflict with, or in default under or violation of, nor has it received, since December 31, 1994, from any Governmental Entity any written notice with respect to possible conflicts with, defaults under or violations of (1) any Law applicable to Acquiror or any of its subsidiaries or by or to which any of their respective properties is bound or subject or (2) any Acquiror Permits, except for any such conflicts, defaults or violations that could not reasonably be expected to have an Acquiror Material Adverse Effect.

          (b) Acquiror and its subsidiaries, as appropriate, are approved participating providers in and under all third party payment programs from which they receive revenues. No action or investigation is pending or, to Acquiror's knowledge, threatened to suspend, limit, terminate, condition, or revoke the status of Acquiror or any of its subsidiaries as a provider in any such program, and neither Acquiror nor any of its subsidiaries has been provided notice by any third party payor of its intention to suspend, limit, terminate, revoke, condition or fail to renew in whole or in part or decrease the amounts payable under any arrangement with Acquiror or such subsidiary as a provider, which action, investigation or proceeding could reasonably be expected to have an Acquiror Material Adverse Effect.

          (c) Except as indicated in its financial statements included in the Acquiror SEC Reports (as hereinafter defined) and except for matters that could not reasonably be expected to have an Acquiror Material Adverse Effect, Acquiror and its subsidiaries (i) have filed on a timely basis all claims, cost reports and annual filings required to be filed to secure payments for services rendered by them under any third-party payment program from which they receive or expect to receive revenues, have paid, or caused to be paid, all refunds, discounts, adjustments, or amounts owing that have become due to such third party payors pursuant to such claims, reports or filings and (iii) have not received notice of any material changes required to be made to any cost reports, claims or filings made by them for any period included in such financial statements or of any deficiency in any such claim, report, or filing.

     SECTION 4.07. REPORTS; FINANCIAL STATEMENTS.

          (a) Since May 31, 1993, Acquiror and its subsidiaries have filed all forms, reports, statements and other documents required to be filed with (i) the SEC, including without limitation (A) all Annual Reports on Form 10-K, (B) all Quarterly Reports on Form 10-Q, (C) all proxy statements relating to meetings of stockholders (whether annual or special), (D) all Current Reports on Form 8-K and (E) all other reports, schedules, registration statements or other documents (collectively referred to as the "Acquiror SEC Reports"), (ii) any state securities authorities and (iii) any other Governmental Entities, including, without limitation, state insurance and health regulatory authorities, except where the failure to file any such forms, reports, statements or other documents could not reasonably be expected to have an Acquiror Material Adverse Effect (all such forms, reports, statements and other documents being referred to herein as the "Acquiror Reports").
      The Acquiror Reports were prepared in all material respects in accordance with the requirements of applicable Law (including, with respect to the Acquiror SEC Reports, the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to the Acquiror SEC Reports) and the Acquiror SEC Reports did not at the time they were filed contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

          (b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Acquiror SEC Reports (i) have been prepared in accordance with the published rules and regulations of the SEC and generally accepted accounting principles applied on a consistent basis throughout the periods involved (except
     (A) to the extent disclosed therein or required by changes in generally accepted accounting principles, (B), with respect to the Acquiror SEC Reports filed prior to the date of this Agreement, as may be indicated in the notes thereto and (C) in the case of the unaudited financial statements, as permitted by the rules and regulations of the SEC) and
     (ii) fairly present the consolidated financial position of Acquiror and its subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows for the periods indicated (subject, in the case of unaudited consolidated financial statements for interim periods, to adjustments, consisting only of normal, recurring accruals, necessary to present fairly such results of operations and cash flows), except that any pro forma financial statements contained in such consolidated financial statements are not necessarily indicative of the consolidated financial position of Acquiror and its subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows for the periods indicated.

     SECTION 4.08. ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as disclosed in the Acquiror SEC Reports filed prior to the date of this Agreement or as contemplated by this Agreement, since May 31, 1995, Acquiror and its subsidiaries have conducted their respective businesses only in the ordinary course and in a manner consistent with past practice and there has not been:
(i) any damage, destruction or loss with respect to any assets of Acquiror or any of its subsidiaries that, whether or not covered by insurance, would constitute an Acquiror Material Adverse Effect; (ii) any change by Acquiror or its subsidiaries in their significant accounting policies; or (iii) any other Acquiror Material Adverse Effect.

     SECTION 4.09. ABSENCE OF LITIGATION. Except as disclosed in Acquiror SEC Reports filed prior to the date of this Agreement, there is no claim, action, suit, litigation, proceeding, arbitration or, to the knowledge of Acquiror, investigation of any kind, at law or in equity (including actions or proceedings seeking injunctive relief), pending or, to the knowledge of Acquiror, threatened against Acquiror or any of its subsidiaries or any properties or rights of Acquiror or any of its subsidiaries (except for claims, actions, suits, litigation, proceedings, arbitrations, or investigations that could not reasonably be expected to have an Acquiror Material Adverse Effect), and neither Acquiror nor any of its subsidiaries is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of Acquiror, continuing investigation by, any Governmental Entity, or any judgment, order, writ, injunction, decree or award of any Governmental Entity or arbitrator, including without limitation cease-and-desist or other orders, except for matters that could not reasonably be expected to have an Acquiror Material Adverse Effect.

     SECTION 4.10. EMPLOYEE BENEFIT PLANS; LABOR MATTERS.

          (a) With respect to each employee benefit plan, program, arrangement and contract (including, without limitation, any "employee benefit plan", as defined in Section 3(3) of ERISA), maintained or contributed to by Acquiror or any of its subsidiaries, or with respect to which Acquiror or any of its subsidiaries could incur liability under
     Section 4069, 4212(c) or 4204 of ERISA (the "Acquiror Benefit Plans"), Acquiror has delivered or made available to the Company a true and correct copy of (i) the most recent annual report (Form 5500) filed with the IRS for each Acquiror Benefit Plan for which a Form 5500 is required to be filed, (ii) such Acquiror Benefit Plan, (iii) each trust agreement, if any, relating to such Acquiror Benefit Plan, (iv) the most recent summary plan description for each Acquiror Benefit Plan for which a summary plan description is required, (v) the most recent actuarial report or valuation relating to an Acquiror Benefit Plan subject to Title IV of ERISA and (vi) the most recent determination letter, if any, issued by the IRS with respect to any Acquiror Benefit Plan qualified under Section 401 of the Code.

          (b) With respect to the Acquiror Benefit Plans, no event has occurred and, to the knowledge of Acquiror, there exists no condition or set of circumstances, in connection with which Acquiror or any of its subsidiaries could be subject to any liability under the terms of such Acquiror Benefit Plans, ERISA, the Code or any other applicable Law that could reasonably be expected to have an Acquiror Material Adverse Effect.

          (c) Acquiror has delivered or made available to the Company all collective bargaining or other labor union contracts to which Acquiror or its subsidiaries is a party applicable to persons employed by Acquiror or its subsidiaries and, except as set forth in Section 4.10(c) of the Acquiror Disclosure Schedule, no collective bargaining agreement is being negotiated by Acquiror or any of its subsidiaries. There is no pending or, to the knowledge of Acquiror, threatened labor dispute, strike or work stoppage against Acquiror or any of its subsidiaries that may interfere with the respective business activities of Acquiror or any of its subsidiaries and could reasonably be expected to have an Acquiror Material Adverse Effect. To the knowledge of Acquiror, none of Acquiror, any of its subsidiaries or any of their respective representatives or employees has committed any unfair labor practices in connection with the operation of the respective businesses of Acquiror or its subsidiaries that could reasonably be expected to have an Acquiror Material Adverse Effect, and there is no pending or, to the knowledge of Acquiror, threatened charge or complaint against Acquiror or any of its subsidiaries by the National Labor Relations Board or any comparable state agency that, if not covered by insurance, would constitute an Acquiror Material Adverse Effect.

          (d) Acquiror has delivered or made available to the Company (i) copies of all severance agreements, programs and policies of Acquiror with or relating to its employees; and (ii) copies of all plans, programs, agreements and other arrangements of Acquiror with or relating to its employees. Neither Acquiror nor any of its subsidiaries will owe a severance payment or similar obligation to any of their respective employees, officers or directors as a result of the Merger or the transactions contemplated by this Agreement, and none of such persons will be entitled to an increase in severance payments or other benefits as a result of the Merger or the transactions contemplated by this Agreement in the event of the subsequent termination of their employment.

          (e) No Acquiror Benefit Plan provides retiree medical or retiree life insurance benefits that could reasonably be expected to have an Acquiror Material Adverse Effect and (y) neither Acquiror nor any of its subsidiaries is contractually or otherwise obligated (whether or not in writing) to provide life insurance and medical benefits upon retirement or termination of employment of employees that could reasonably be expected to have an Acquiror Material Adverse Effect.

          (f) Acquiror has not taken any of the following or other similar actions since May 31, 1994: the acceleration of vesting, waiving of performance criteria or the adjustment of awards or any other actions permitted upon a change in control of Acquiror or a filing under Sections 13(d) or 14(d) of the Exchange Act with respect to Acquiror) with respect to any of the Acquiror Benefit Plans or any of the plans, programs, agreements, policies or other arrangements described in
     Section 4.10(d) of this Agreement

     SECTION 4.11. TAXES.

          (a) Except for matters that could not be expected to have an Acquiror Material Adverse Effect, (i) all returns and reports ("Tax Returns") of or with respect to any Tax which is required to be filed on or before the Closing Date by or with respect to Acquiror or any its subsidiaries have been or will be duly and timely filed, (ii) all items of income, gain, loss, deduction and credit or other items required to be included in each such Tax Return have been or will be so included and all information provided in each such Tax Return is true, correct and complete, (iii) all Taxes which have become or will become due with respect to the period covered by each such Tax Return have been or will be timely paid in full, (iv) all withholding Tax requirements imposed on or with respect to Acquiror or any of its subsidiaries have been or will be satisfied in full in all respects, and (v) no penalty, interest or other charge is or will become due with respect to the late filing of any such Tax Return or late payment of any such Tax.

          (b) Except for matters that could not be expected to have an Acquiror Material Adverse Effect, there is no claim against Acquiror or any of its subsidiaries for any Taxes, and no assessment, deficiency or adjustment has been asserted or proposed with respect to any Tax Return of or with respect to Acquiror or any of its subsidiaries.

          (c) The total amounts set up as liabilities for current and deferred Taxes in the financial statements referred to in Section 4.07 of this Agreement are sufficient to cover the payment of all Taxes, whether or not assessed or disputed, which are, or are hereafter found to be, or to have been, due by or with respect to Acquiror and any of its subsidiaries up to and through the periods covered thereby.

          (d) Except for statutory liens for current Taxes not yet due, no material liens for Taxes exist upon the assets of any of Acquiror or its subsidiaries.

          (e) None of the transactions contemplated by this Agreement will result in any Tax liability or the recognition of any item of income or gain to Acquiror or any of its subsidiaries.

          (f) Neither Acquiror nor any of its subsidiaries has made an election under section 341(f) of the Code.

     SECTION 4.12. TAX MATTERS; POOLING.   Neither Acquiror nor, to the
knowledge of Acquiror, any of its affiliates has taken or agreed to take any action that would prevent the Merger from (a) constituting a reorganization qualifying under the provisions of Section 368(a) of the Code or (b) being treated for financial accounting purposes as a Pooling Transaction. Acquiror does not own, nor has it owned during the past five years, any shares of Company Common Stock. There is no intercorporate indebtedness existing between the Company and Acquiror, or between the Company and Merger Sub, that was issued, acquired or will be settled at a discount.

     SECTION 4.13. VOTE REQUIRED. No vote of the holders of any class or series of Acquiror capital stock is necessary to approve the Merger or the other transactions contemplated by this Agreement.

     SECTION 4.14. BROKERS. No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Acquiror.

     SECTION 4.15. INSURANCE. Acquiror and each of its subsidiaries are presently insured, and during each of the past five calendar years have been insured, against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured. The policies of fire, theft, liability and other insurance maintained with respect to the assets or businesses of Acquiror and its subsidiaries provide adequate coverage against loss.

     SECTION 4.16. PROPERTIES. Acquiror and its subsidiaries have good and marketable title, free and clear of all liens, the existence of which could reasonably be expected to have an Acquiror Material Adverse Effect, to all their material properties and assets whether tangible or intangible, real, personal or mixed, reflected in Acquiror's consolidated financial statements contained in Acquiror's most recent SEC Report on Form 10-K as being owned by Acquiror and its subsidiaries as of the date thereof, except (i) as specifically described in Acquiror SEC Reports, (ii) any properties or assets that have been sold or otherwise disposed of since the date of such financial statements, (iii) liens disclosed in the notes to such financial statements and (iv) liens arising in the ordinary course of business after the date of such financial statements. All buildings, and all fixtures, equipment and other property and assets that are material to its business on a consolidated basis and are held under leases or sub-leases by Acquiror or any of its subsidiaries are held under valid instruments enforceable in accordance with their respective terms, subject to applicable laws of bankruptcy, insolvency or similar laws relating to creditors' rights generally and to general principles of equity (whether applied in a proceeding in law or equity).


                                 ARTICLE V.

                                  COVENANTS

     SECTION 5.01. AFFIRMATIVE COVENANTS OF THE COMPANY. The Company hereby covenants and agrees that, prior to the Effective Time, unless otherwise expressly contemplated by this Agreement or consented to in writing by Acquiror, the Company will and will cause its subsidiaries to:

          (a) operate its business in the usual and ordinary course consistent with past practices;

          (b) use all reasonable efforts to preserve substantially intact its business organization, maintain its rights and franchises, retain the services of its respective officers and key employees and maintain its relationships with its respective customers and suppliers;

          (c) maintain and keep its properties and assets in as good repair and condition as at present, ordinary wear and tear excepted, and maintain supplies and inventories in quantities consistent with its customary business practice; and

          (d) use all reasonable efforts to keep in full force and effect insurance and bonds comparable in amount and scope of coverage to that currently maintained.

     SECTION 5.02. AFFIRMATIVE COVENANTS OF ACQUIROR. Acquiror hereby covenants and agrees that, prior to the Effective Time, unless otherwise expressly contemplated by this Agreement or consented to in writing by the Company, Acquiror will and will cause its Significant Subsidiaries to:

          (a) use all reasonable efforts to preserve substantially intact its business organization;

          (b) maintain and keep its properties and assets in as good repair and condition as at present, ordinary wear and tear excepted, and maintain supplies and inventories in quantities consistent with its customary business practice; and

          (c) use all reasonable efforts to keep in full force and effect insurance and bonds comparable in amount and scope of coverage to that currently maintained.

     SECTION 5.03. NEGATIVE COVENANTS OF THE COMPANY. Except as expressly contemplated by this Agreement or otherwise consented to in writing by Acquiror, from the date of this Agreement until the Effective Time, the Company will not do, and will not permit any of its subsidiaries to do, any of the following:

          (a) (i) increase the compensation payable to or to become payable to any director or executive officer; (ii) increase the compensation payable or pay bonuses to employees of the Company (excluding payments made pursuant to agreements disclosed in Section 3.10(d) of the Company Disclosure Schedule) other than in the ordinary course of business,
     (iii) grant any severance or termination pay (other than pursuant to the normal severance practices of the Company or its subsidiaries as in effect on the date of this Agreement) to, or enter into any employment or severance agreement with, any director, officer or employee; (iv) except as set forth in Section 3.10(d) of the Company Disclosure Schedule, establish, adopt or enter into any employee benefit plan or arrangement or (v) except as may be required by applicable law, as set forth in Section 3.10(d) of the Company Disclosure Schedule and for actions that are required to comply with the provisions of Section 6.08 of this Agreement, amend, or take any other actions (including, without limitation, the acceleration of vesting, waiving of performance criteria or the adjustment of awards or any other actions permitted upon a "change in control" (as defined in the respective plans) of the Company or a filing under Section 13(d) or 14(d) of the Exchange Act with respect to the Company) with respect to any of the Benefit Plans or any of the plans, programs, agreements, policies or other arrangements described in Section 3.10(d) of this Agreement;

          (b) declare or pay any dividend on, or make any other distribution in respect of, outstanding shares of capital stock or other equity interests, except dividends by a wholly owned subsidiary of the Company to the Company or another wholly owned subsidiary of the Company;

          (c) (i) except as described in Section 3.03(c) of the Company Disclosure Schedule, redeem, purchase or otherwise acquire any shares of its or any of its subsidiaries' capital stock or any securities or obligations convertible into or exchangeable for any shares of its or its subsidiaries' capital stock (other than any such acquisition directly from any wholly owned subsidiary of the Company in exchange for capital contributions or loans to such subsidiary), or any options, warrants or conversion or other rights to acquire any shares of its or its subsidiaries' capital stock or any such securities or obligations (except in connection with the exercise of outstanding stock options in accordance with their terms);
     (ii) effect any reorganization or recapitalization of the Company or any of its subsidiaries; or (iii) split, combine or reclassify any of its or its subsidiaries' capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its or its subsidiaries' capital stock;

          (d) (i) except as set forth in Section 3.03(a) herein or as described in Section 3.03(c) of the Company Disclosure Schedule, issue (whether upon original issue or out of treasury), sell, grant, award, deliver or limit the voting rights of any shares of any class of its or its subsidiaries' capital stock, any securities convertible into or exercisable or exchangeable for any such shares, or any rights, warrants or options to acquire, any such shares (except for the issuance of shares upon the exercise of outstanding stock options in accordance with their terms); (ii) amend or otherwise modify the terms of any such rights, warrants or options the effect of which shall be to make such terms materially more favorable to the holders thereof; or (iii) take any action to accelerate the vesting of any of the stock options;

          (e) acquire or agree to acquire, by merging or consolidating with, by purchasing an equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets of any other person (other than the purchase of assets from suppliers or vendors in the ordinary course of business and consistent with past practice);

          (f) sell, lease, exchange, mortgage, pledge, transfer or otherwise dispose of, or agree to sell, lease, exchange, mortgage, pledge, transfer or otherwise dispose of, any of its assets or any assets of any of its subsidiaries, except for pledges or dispositions of assets in the ordinary course of business and consistent with past practice;

          (g) initiate, solicit or encourage (including by way of furnishing information or assistance), or take any other action to facilitate, any inquiries or the making of any proposal relating to, or that may reasonably be expected to lead to, any Competing Transaction, or enter into discussions or negotiate with any person or entity in furtherance of such inquiries or to obtain a Competing Transaction, or agree to, or endorse, any Competing Transaction, or authorize or permit any of the officers, directors, employees or agents of the Company or any of its subsidiaries or any investment banker, financial advisor, attorney, accountant or other representative retained by the Company or any of the Company's subsidiaries to take any such action, and the Company shall promptly notify Acquiror of all relevant terms of any such inquiries or proposals received by the Company or any of its subsidiaries or by any such officer, director, employee, agent, investment banker, financial advisor, attorney, accountant or other representative relating to any of such matters and if such inquiry or proposal is in writing, the Company shall promptly deliver or cause to be delivered to Acquiror a copy of such inquiry or proposal; PROVIDED, HOWEVER, that nothing contained in this subsection (g) shall prohibit the Board of Directors of the Company from (i) authorizing its representatives to furnish information to, or to enter into discussions or negotiations with, any persons or entity in connection with an unsolicited bona fide proposal in writing by such person or entity relating to a Competing Transaction if, and only to the extent that (A) such unsolicited bona fide proposal is a bona fide written proposal made by a third party relating to a Competing Transaction on terms that the Board of Directors of the Company determines it cannot then reject in favor of the Merger, based on applicable fiduciary duties and the advice of counsel and (except with respect to furnishing information) for which financing, to the extent required, is then committed, (B) the Board of Directors of the Company, after duly considering the written advice of outside legal counsel to the Company, determines in good faith that such action is required for the Board of Directors of the Company to comply with its fiduciary duties to stockholders imposed by Delaware Law and
     (C), prior to such authorization by the Board of Directors with respect to the furnishing of information to, or the entering into discussions or negotiations with, such person or entity, the Company has provided written notice to Acquiror to the effect that it is furnishing information to, or entering into discussions or negotiations with, such person or entity; or (ii) complying with Rule 14e-2 promulgated under the Exchange Act with regard to a Competing Transaction. For purposes of this Agreement, "Competing Transaction" shall mean any merger, consolidation, share exchange, business combination or similar transaction involving the Company or any of its Significant Subsidiaries or the acquisition in any manner, directly or indirectly, of a material interest in any voting securities of, or a material equity interest in a substantial portion of the assets of, the Company or any of its Significant Subsidiaries, other than the transactions contemplated by this Agreement;

          (h) release any third party from its obligations under any existing standstill agreement or arrangement relating to a Competing Transaction or otherwise under any confidentiality or other similar agreement relating to information material to the Company or any of its subsidiaries;

          (i) propose to adopt any amendments to its Certificate of Incorporation or its Bylaws that would have an adverse effect on the consummation of the transactions contemplated by this Agreement;

          (j) (i) change any of its significant accounting policies or (ii) make or rescind any express or deemed election relating to taxes, settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, or change any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of the federal income tax returns for the taxable year ending December 31, 1994, except, in the case of clause (i) or clause (ii), as may be required by Law or generally accepted accounting principles;

          (k) incur any obligation for borrowed money or purchase money indebtedness, whether or not evidenced by a note, bond, debenture or similar instrument or under any financing lease, whether pursuant to a sale-and-leaseback transaction or otherwise, except in the ordinary course of business consistent with past practice, or pursuant to the terms in effect on the date of this Agreement of any revolving credit agreements disclosed in the Company SEC Reports or in Section 5.03(k) of the Company Disclosure Schedule (or extensions or renewals of such agreements on terms substantially similar to such agreements, including an aggregate increase in the actual or potential borrowings under such agreements, or a new agreement on terms substantially similar to such agreements, not to exceed $1 million);

          (l) enter into any material arrangement, agreement or contract with any third party (other than customers in the ordinary course of business) that provides for an exclusive arrangement with that third party or is substantially more restrictive on the Company or substantially less advantageous to the Company than arrangements, agreements or contracts existing on the date hereof; or

          (m) agree in writing or otherwise to do any of the foregoing.

     SECTION 5.04. NEGATIVE COVENANTS OF ACQUIROR. Except as expressly contemplated by this Agreement or otherwise consented to in writing by the Company, from the date of this Agreement until the Effective Time, Acquiror will not do, and will not permit any of its subsidiaries to do, any of the following:

          (a) amend any of the material terms or provisions of the Acquiror Common Stock;

          (b) knowingly take any action that would result in a failure to maintain the listing of the Acquiror Common Stock on the NYSE;

          (c) propose to adopt any amendments to its Certificate of Incorporation or its Bylaws that would have an adverse effect on the consummation of the transactions contemplated by this Agreement;

          (d) (i) change any of its significant accounting policies or (ii) make or rescind any express or deemed election relating to taxes, settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes (except where the amount of such settlements or controversies, individually or in the aggregate, does not exceed $25 million), except as may be required by Law or generally accepted accounting principles; or

          (e) agree in writing or otherwise to do any of the foregoing.

     SECTION 5.05. ACCESS AND INFORMATION.

          (a) The Company shall, and shall cause its subsidiaries to, (i) afford to Acquiror and its officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives (collectively, the "Acquiror Representatives") access during ordinary business hours and at other reasonable times, upon reasonable prior notice, to the officers, employees, accountants, agents, properties, offices and other facilities of the Company and its subsidiaries and to the books and records thereof and (ii) furnish promptly to Acquiror and the Acquiror Representatives such information concerning the business, properties, contracts, records and personnel of the Company and its subsidiaries (including, without limitation, financial, operating and other data and information) as may be reasonably requested, from time to time, by Acquiror.

          (b) Acquiror shall, and shall cause its subsidiaries to, (i) afford to the Company and its officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives (collectively, the "Company Representatives") access during ordinary business hours, upon reasonable prior notice, to the officers, employees, accountants, agents, properties, offices and other facilities of Acquiror and its subsidiaries and to the books and records thereof and (ii) furnish promptly to the Company and the Company Representatives such information concerning the business, properties, contracts, records and personnel of Acquiror and its subsidiaries (including, without limitation, financial, operating and other data and information) as may be reasonably requested, from time to time, by the Company.

          (c) Notwithstanding the foregoing provisions of this Section 5.04, neither party shall be required to grant access or furnish information to the other party to the extent that such access or the furnishing of such information is prohibited by law or contract. No investigation by the parties hereto made heretofore or hereafter shall affect the representations and warranties of the parties that are contained herein and each such representation and warranty shall survive such investigation.

          (d) Each party to this Agreement (the Acquiror Companies being considered one party for purposes of this Section 5.05(c)) shall hold in confidence all nonpublic information received from the other party to this Agreement until such time as such information is otherwise publicly available and, if this Agreement is terminated, each party will deliver to the other party all documents, work papers and other materials (including copies) obtained by such party or on its behalf from the other party as a result of this Agreement or in connection herewith, whether so obtained before or after the execution hereof.

                                ARTICLE VI.

                           ADDITIONAL AGREEMENTS

     SECTION 6.01. PRESENTATION TO COMPANY STOCKHOLDERS. The Company shall, promptly after the date of this Agreement, take all actions necessary in accordance with Delaware Law and its Certificate of Incorporation and Bylaws to present the Merger and this Agreement to the holders of Company Common Stock for their consideration and approval either pursuant to the consent of the requisite percentage of holders of Company Common Stock or by the vote thereof at a meeting of the Company's stockholders duly called and convened to act on the Merger and this Agreement (the "Company Stockholders' Meeting"), and the Company shall consult with Acquiror in connection therewith. Unless its Board of Directors in the good faith exercise of its fiduciary duties, after consultation with legal counsel and its financial advisors, determines not to recommend, or to withdraw its recommendation, that such matters be approved by the Company's stockholders, the Company shall, if a Company Stockholders' Meeting is required to be convened, use all reasonable efforts to solicit from stockholders of the Company proxies in favor of the approval and adoption of this Agreement and to secure the vote or consent of stockholders required by Delaware Law and its Certificate of Incorporation and Bylaws to approve and adopt the Merger and this Agreement.

     SECTION 6.02. REGISTRATION STATEMENT; PROXY STATEMENT/PROSPECTUS.

          (a) As promptly as practicable after the execution of this Agreement, Acquiror shall prepare and file with the SEC the Registration Statement containing a Proxy Statement/Prospectus for stockholders of the Company in connection with (i) the registration under the Securities Act of the offer, sale and delivery of Acquiror Common Stock to be issued in the Merger and the other transactions contemplated by this Agreement and (ii) the vote of the requisite percentage of the Company's stockholders with respect to the Merger and this Agreement. Acquiror and the Company will each use all reasonable efforts to cause the Registration Statement to become effective as promptly as practicable, and shall take any action required to be taken in order to comply with any applicable federal or state securities laws in connection with the issuance of shares of Acquiror Common Stock in the Merger. Acquiror and the Company shall each furnish all information concerning itself, its subsidiaries and the holders of its capital stock as the other may reasonably request in connection with such actions. As promptly as practicable after the Registration Statement shall have become effective, the Company shall mail (the "Mailing Date") the Proxy Statement/Prospectus to the holders of Company Common Stock of record at least 20 calendar days prior to the Company Stockholders' Meeting. The Proxy Statement/Prospectus shall, to the extent consistent with their fiduciary duties, include the recommendation of the Company's Board of Directors in favor of the Merger.

          (b) None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the

     Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements made therein not misleading and (ii) the Proxy Statement/Prospectus will, at the Mailing Date and at the time of the Company Stockholders' Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. If at any time prior to the Company Stockholders' Meeting any event or circumstance relating to the Company or any of its affiliates, or its or their respective officers or directors, should be discovered by the Company that should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement/Prospectus, the Company shall promptly inform Acquiror. All documents that the Company is responsible for filing with any Governmental Entity in connection with the transactions contemplated hereby, including without limitation the Proxy Statement/Prospectus to the extent that the information contained therein relates to the Company and its subsidiaries or the transactions contemplated hereby, will comply as to form in all material respects with the provisions of applicable law, including applicable provisions of the Securities Act, the Exchange Act and the rules and regulations thereunder, and each such document required to be filed with any Governmental Entity other than the SEC will comply with the provisions of applicable law as to the information required to be contained therein.

          (c) None of the information supplied or to be supplied by Acquiror for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) the Proxy
     Statement/Prospectus will, at the Mailing Date and at the time of the Company Stockholders' Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances in which they were made, not misleading. If at any time prior to the Company Stockholders' Meeting any event or circumstance relating to Acquiror or any of its affiliates, or its or their respective officers or directors, should be discovered by Acquiror that should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement/Prospectus, Acquiror shall promptly inform the Company. All documents that Acquiror is responsible for filing with any Governmental Entity in connection with the transactions contemplated hereby, including without limitation the Registration Statement to the extent that the information contained therein relates to Acquiror and its subsidiaries or the transactions contemplated hereby, will comply as to form in all material respects with the provisions of applicable law, including applicable provisions of the Securities Act, the Exchange Act and the rules and regulations thereunder, and each such document required to be filed with any Governmental Entity other than the SEC will comply with the provisions of applicable law as to the information required to be contained therein.

     SECTION 6.03. APPROPRIATE ACTION; CONSENTS; FILINGS.

          (a) The Company and Acquiror shall each use, and shall cause each of their respective subsidiaries to use, all reasonable efforts promptly
     (i) to take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the transactions contemplated by this Agreement, (ii) to obtain from any Governmental Entities any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained by the Company or Acquiror, respectively, or any of their respective subsidiaries in connection with the authorization, execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including, without limitation, the Merger, (iii) to make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement and the Merger required under (A) the Securities Act and the Exchange Act and the rules and regulations thereunder, and any other applicable federal or state securities laws, (B) the HSR Act and (C) any other applicable Law; provided that Acquiror and the Company shall cooperate with each other in connection with the making of all such filings, including providing copies of all such documents to the nonfiling party and its advisors prior to filing and, if requested, shall accept all reasonable additions, deletions or changes suggested in connection therewith. The Company and Acquiror shall furnish all information required for any application or other filing to be made pursuant to the rules and regulations of any applicable Law in connection with the transactions contemplated by this Agreement.

          (b) Acquiror and the Company agree, and shall cause each of their respective subsidiaries, to cooperate and to use all reasonable efforts to contest and resist any action, including legislative, administrative or judicial action, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) (an "Order") that is in effect and that restricts, prevents or prohibits the consummation of the Merger or any other transactions contemplated by this Agreement, including, without limitation, by vigorously pursuing all available avenues of administrative and judicial appeal and all available legislative action. Acquiror and the Company also agree to take any and all reasonable actions, including, without limitation, the disposition of assets or the withdrawal from doing business in particular jurisdictions, required by regulatory authorities as a condition to the granting of any approvals required in order to permit the consummation of the Merger or as may be required to avoid, lift, vacate or reverse any legislative or judicial action that would otherwise cause any condition to Closing not to be satisfied; PROVIDED, HOWEVER, that in no event shall either party take, or be required to take, any action that could reasonably be expected to have a Company Material Adverse Effect or an Acquiror Material Adverse Effect.

          (c) The Company and Acquiror shall each promptly give (or shall cause their respective subsidiaries to give) any notices regarding the Merger, this Agreement or the transactions contemplated hereby to third parties required by Law or by any contract, license, lease or other agreement to which it is a party or by which it is bound, and use, and cause its subsidiaries to use, all reasonable efforts to obtain any third party consents (A) necessary, proper or advisable to consummate the transactions contemplated by this Agreement, (B) otherwise required under any contracts, licenses, leases or other agreements in connection with the consummation of the transactions contemplated by this Agreement or (C) required to prevent a Company Material Adverse Effect or an Acquiror Material Adverse Effect, respectively, from occurring after the Effective Time.

          (d) If any party shall fail to obtain any third party consent described in subsection (c)(i) above, such party shall use all reasonable efforts, and shall take any such actions reasonably requested by the other parties, to limit the adverse effect upon the Company and Acquiror, their respective subsidiaries, and their respective businesses resulting, or which could reasonably be expected to result after the Effective Time, from the failure to obtain such consent.

     SECTION 6.04. AFFILIATES; POOLING; TAX TREATMENT.

          (a) The Company shall use all reasonable efforts to obtain and deliver to Acquiror an executed letter agreement, substantially in the form of EXHIBIT A hereto, from (i) each person identified as an affiliate of the Company in Section 3.13 of the Company Disclosure Schedule by February 20, 1996, (ii) any person who may be deemed to have become an affiliate of the Company after the date of this Agreement and on or prior to the Effective Time as soon as practicable after such person attains such status and (iii) any person whose agreement thereto may be deemed reasonably necessary by Acquiror to sustain the Merger's status as a Pooling Transaction on or prior to the Effective Time.

          (b) The Acquiror Companies shall not be required to maintain the effectiveness of the Registration Statement for the purpose of resale by stockholders of Acquiror who may be affiliates of the Company or Acquiror pursuant to Rule 145 under the Securities Act.

          (c) Each party hereto shall use all reasonable efforts to cause the Merger to qualify, and shall not take, and shall use all reasonable efforts to prevent any affiliate of such party from taking, any actions which could prevent the Merger from qualifying, as a reorganization under the provisions of Section 368(a) of the Code.

     SECTION 6.05. PUBLIC ANNOUNCEMENTS. The initial press release relating to this Agreement shall be a joint press release and thereafter, to the extent practicable, Acquiror and the Company shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or the Merger and shall not issue any such press release or make any such public statement prior to such consultation.

     SECTION 6.06. NYSE LISTING. Acquiror shall use all reasonable efforts to cause the shares of Acquiror Common Stock to be issued in the Merger to be approved for listing (subject to official notice of issuance) on the NYSE prior to the Effective Time.

     SECTION 6.07. STATE TAKEOVER STATUTES. The Company will take all steps necessary to exempt the transactions contemplated by this Agreement and the Voting Agreement from, and if necessary challenge the validity of, any applicable state takeover law, including, without limitation, Section 203 of Delaware Law. The Company shall take all actions necessary under Delaware Law, including approving the transactions contemplated by this Agreement and the Voting Agreement, to ensure that the prohibitions on business combinations set forth in Section 203 of Delaware Law do not, or will not, apply to the transactions contemplated by this Agreement and the Voting Agreement.

     SECTION 6.08. ASSUMPTION OF OBLIGATIONS TO ISSUE STOCK.

          (a) At the Effective Time, automatically and without any action on the part of the holder thereof, each then outstanding stock option the existence of which shall have been disclosed in Section 3.03(d) of the Company Disclosure Schedule shall be assumed by Acquiror and shall become an option to purchase that number of shares of Acquiror Common Stock obtained by multiplying the number of shares of Company Common Stock issuable upon the exercise of such option by the Common Stock Exchange Ratio at an exercise price per share equal to the per share exercise price of such option divided by the Common Stock Exchange Ratio and otherwise upon the same terms and conditions as such outstanding options to purchase Company Common Stock; provided, however, that in the case of any option to which Section 421 of the Code applies by reason of the qualifications under Section 422 or 423 of such Code, the exercise price, the number of shares purchasable pursuant to such option and the terms and conditions of exercise of such option shall be determined in order to comply with Section 424(a) of the Code.

          (b) Acquiror shall take all corporate actions necessary to reserve for issuance a sufficient number of shares of Acquiror Common Stock for delivery upon exercise of (i) the stock options assumed by Acquiror pursuant to Section 6.08(a) above (the "Assumed Stock Options") and
     (ii) any warrants issued by Acquiror pursuant to Section 7.02(e).

          (c) As promptly as practicable after the Effective Time, but in no event later than 30 days after the Effective Time, Acquiror shall file a Registration Statement on Form S-8 (or any successor or other appropriate forms) with respect to the shares of Acquiror Common Stock subject to the Assumed Stock Options and shall use its best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Assumed Stock Options remain outstanding.

          (d) Except as provided herein or as otherwise agreed to by the parties, each of the Stock Option Plans providing for the issuance or grant of Assumed Stock Options shall be assumed as of the Effective Time by Acquiror with such amendments thereto as may be required to reflect the Merger.

          (e) The Company shall take all actions necessary so that each stock option granted pursuant to any of the Option Plans and outstanding immediately prior to the Effective Time shall no longer be exercisable for Company Common Stock and shall become an option to purchase that number of shares of Acquiror Common Stock obtained by multiplying the number of shares of Company Common Stock issuable upon the exercise of such option by the Common Stock Exchange Ratio at an exercise price per share equal to the per share exercise price of such option divided by the Common Stock Exchange Ratio and otherwise upon the same terms and conditions as such outstanding options to purchase Company Common Stock; provided, however, that in the case of any option to which Section 421 of the Internal Revenue Code applies by reason of the qualifications under Section 422 or 423 of such Code, the exercise price, the number of shares purchasable pursuant to such option and the terms and conditions of exercise of such option shall be determined in order to comply with
     Section 424(a) of the Code.

     SECTION 6.09. MERGER SUB. Prior to the Effective Time, Merger Sub shall not conduct any business or make any investments other than as specifically contemplated by this Agreement and will not have any assets (other than a DE MINIMIS amount of cash paid to Merger Sub for the issuance of its stock to Acquiror) or liabilities.

     SECTION 6.10. INDEMNIFICATION AND INSURANCE.

          (a) The Company hereby indemnifies and holds harmless Acquiror and its directors and officers who sign the Registration Statement, from and against any loss, claim, damage, cost, liability, obligation or expense (including reasonable attorney's fees and costs of investigation) to which any indemnified party may become subject under the Securities Act, the Exchange Act or otherwise, insofar as such loss, claim, damage, cost, liability, obligation or expense or actions in respect thereof arises out or is based upon any untrue statement or alleged untrue statement of a material fact relating to such indemnifying party and contained in the Registration Statement or Proxy Statement/Prospectus or arises out of or is based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein with respect to such indemnifying party not misleading or, in the case of the Proxy Statement/Prospectus, necessary to make the statements therein with respect to such indemnifying party, in light of the circumstances under which they were made, not misleading.

          (b) Acquiror hereby indemnifies and holds harmless the Company and its directors and officers from and against any loss, claim, damage, cost, liability, obligation or expense (including reasonable attorney's fees and costs of investigation) to which any indemnified party may become subject under the Securities Act, the Exchange Act or otherwise, insofar as such loss, claim, damage, cost, liability, obligation or expense or actions in respect thereof arises out or is based upon any untrue statement or alleged untrue statement of a material fact relating to such indemnifying party and contained in the Registration Statement or the Proxy Statement/Prospectus or arises out of or is based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein with respect to such indemnifying party not misleading or, in the case of the Proxy Statement/Prospectus, necessary to make the statements therein with respect to such indemnifying party, in light of the circumstances under which they were made, not misleading.

          (c)  The Company and Acquiror agree that:

               (i) Subject to consummation of the Merger and until five years from the Effective Time, the Certificate of Incorporation and Bylaws of the Company as in effect at the Effective Time shall not be amended to reduce or limit the rights of indemnity afforded to the present and former directors and officers of the Company thereunder or as to the ability of the Company to indemnify such persons, or to hinder, delay or make more difficult the exercise of such rights of indemnity or the ability to indemnify;

               (ii) the Company, as the surviving corporation of the Merger, will at all times exercise the powers granted to it by its Certificate of Incorporation, its Bylaws and by applicable law to indemnify to the fullest extent possible the present or former directors, officers, employees and agents of the Company against claims made against them arising from their service in such capacities;

               (iii) should any claim or claims be made against any present or former director, officer, employee or agent of the Company arising from his services as such, within five years of the Effective Time, the provisions of this Section 6.10(c) respecting the Certificate of Incorporation and Bylaws of the Company shall continue in effect until the final disposition of all such claims;

               (iv) notwithstanding anything to the contrary in this Section 6.10, the Company shall not be liable for any settlement effected without its written consent, which shall not be unreasonably withheld; and

               (v) the provisions of this Section 6.10(c) are intended to be for the benefit of, and shall be enforceable by, each party entitled to indemnification hereunder, his heirs and his representatives.

     (c) Acquiror hereby agrees after the Effective Time to guarantee the payment of the Company's indemnification obligations pursuant to Section 6.10(b)(ii) up to an amount determined as of the Effective Time equal to (i) the fair market value of any assets of the Company or any of its subsidiaries distributed to Acquiror or any of its subsidiaries (other than the Company and its subsidiaries), minus (ii) any liabilities of the Company or any of its subsidiaries assumed by Acquiror or any of its subsidiaries (other than the Company and its subsidiaries), minus
(iii) the fair market value of any assets of Acquiror or any of its subsidiaries (other than the Company and its subsidiaries) contributed to the Company or any of its subsidiaries and (iv) plus any liabilities of Acquiror or any of its subsidiaries (other than the Company and its subsidiaries) assumed by the Company or any of its subsidiaries.

      SECTION 6.11. OPINION OF FINANCIAL ADVISOR. The Company agrees to use all reasonable efforts to obtain a written opinion of Montgomery Securities to the effect that as of the date of the Company's Board of Directors meeting approving the Merger, the Merger Consideration to be received by the holders of the Company Common Stock pursuant to the Merger is fair to such stockholders from a financial point of view, to obtain the consent of such firm to include such opinion and the name of such firm in the Proxy Statement/Prospectus, to obtain a reasonable description of such opinion from such firm for inclusion in the Proxy Statement/Prospectus and to provide a copy of such opinion to to Acquiror.

                                ARTICLE VII.

                             CLOSING CONDITIONS

     SECTION 7.01. CONDITIONS TO OBLIGATIONS OF EACH PARTY UNDER THIS AGREEMENT. The respective obligations of each party to effect the Merger and the other transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of the following conditions (any or all of which may be waived by the parties hereto in writing, in whole or in part, to the extent permitted by applicable Law):

          (a) EFFECTIVENESS OF THE REGISTRATION STATEMENT. The Registration Statement shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated by the SEC.

          (b) STOCKHOLDER APPROVAL. The Merger and this Agreement shall have been approved and adopted by the requisite vote of the stockholders of the Company.

          (c) NO ORDER. No Governmental Entity or federal or state court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, judgment, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger.

          (d) HSR ACT. The applicable waiting period under the HSR Act with respect to the transactions contemplated by this Agreement shall have expired or been terminated.

          (e) ACQUIROR TAX OPINION. Acquiror shall have received from Vinson & Elkins L.L.P. a written opinion dated as of the date (the "Mailing Date") the Proxy Statement/Prospectus is mailed to the stockholders of the Company to the effect that the Merger, when effected in accordance with this Agreement, will qualify as a reorganization under Section 368(a) of the Code and Acquiror, Merger Sub and the Company will constitute parties to such reorganization, and a copy of such opinion shall have been delivered to the Company.

          (f) COMPANY TAX OPINION. The Company shall have received from Boyer, Ewing & Harris Incorporated a written opinion dated as of the Mailing Date to the effect that the Merger, when effected in accordance with this Agreement, will qualify as a reorganization under Section 368(a) of the Code and Acquiror, Merger Sub and the Company will constitute parties to such reorganization and that the receipt of the Merger Consideration by the stockholders of the Company will be nontaxable to such stockholders, and a copy of such opinion shall have been delivered to Acquiror.

          (g) ABSENCE OF REGULATORY CONDITIONS. There shall not have been any action taken or condition, restriction or limitation imposed by any Governmental Entity in connection with the grant of a regulatory approval necessary to the consummation of the Merger and the transactions contemplated hereby that would, with respect to the continuing business, operations or future prospects of the Company, constitute a Company Material Adverse Effect or an Acquiror Material Adverse Effect.

     SECTION 7.02. ADDITIONAL CONDITIONS TO OBLIGATIONS OF THE ACQUIROR COMPANIES. The obligations of the Acquiror Companies to effect the Merger and the other transactions contemplated by this Agreement are also subject to the following conditions (any or all of which may be waived by Acquiror in writing, in whole or in part):

          (a) REPRESENTATIONS AND WARRANTIES. Each of the representations and warranties of the Company contained in this Agreement shall be true and correct in all material respects as of the Effective Time as though made on and as of the Effective Time. The Acquiror Companies shall have received a certificate of the President and the Chief Financial Officer of the Company, in their capacities as such, dated as of the Effective Time, to such effect; provided that the Chief Financial Officer of the Company shall only certify as to the representations and warranties contained in Section 3.07.

          (b) AGREEMENTS AND COVENANTS. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time. The Acquiror

     Companies shall have received a certificate of the President of the Company, in his capacity as such, dated the date of the Effective Time, to that effect.

          (c) BLUE SKY. The Acquiror Companies shall have received all "blue sky" permits and other authorizations necessary to consummate the transactions contemplated by this Agreement.

          (d) POOLABLE ENTITY OPINION. The Acquiror Companies shall have received a written opinion from Price Waterhouse LLP dated the date of the Effective Time to the effect that the Company is a "poolable entity" for financial accounting purposes.

          (e) COMMON STOCK WARRANTS. All of the Common Stock Warrants (i) shall have been exercised by the holders thereof in accordance with their terms, (ii) shall have terminated in accordance with their terms or (iii) shall have been surrendered in exchange for other warrants issued by Acquiror exercisable for a number of shares of Acquiror Common Stock determined by multiplying the number of shares subject to the Common Stock Warrant or Warrants by the Common Stock Exchange Ratio but otherwise on the same terms and provisions as are contained in the Common Stock Warrants, and the Preferred Stock Warrant shall not have been exercised.

     SECTION 7.03. ADDITIONAL CONDITIONS TO OBLIGATIONS OF THE COMPANY. The obligations of the Company to effect the Merger and the other transactions contemplated hereby are also subject to the following conditions (any or all of which may be waived by the Company in writing, in whole or in part):

          (a) REPRESENTATIONS AND WARRANTIES. Each of the representations and warranties of the Acquiror Companies contained in this Agreement shall be true and correct in all material respects as of the Effective Time as though made on and as of the Effective Time. The Company shall have received a certificate of the President and the Chief Financial Officer of each of the Acquiror Companies, in their capacities as such, dated as of the Effective Time, to such effect.

          (b) AGREEMENTS AND COVENANTS. The Acquiror Companies shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Effective Time. The Company shall have received a certificate of the President and the Chief Financial Officer of each of the Acquiror Companies, in their capacities as such, dated the date of the Effective Time, to that effect.

          (c) NYSE LISTING. The shares of Acquiror Common Stock to be issued in the Merger shall be approved for listing (subject to official notice of issuance) on the NYSE.

                                ARTICLE VIII.

                      TERMINATION, AMENDMENT AND WAIVER

     SECTION 8.01. TERMINATION. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of this Agreement and the Merger by the stockholders of the Company:

          (a) by mutual consent of Acquiror and the Company;

          (b) by Acquiror, upon a breach of any material representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Section 7.02(a) or Section 7.02(b) of this Agreement would not be satisfied (a "Terminating Company Breach"); PROVIDED THAT, if such Terminating Company Breach is curable by the Company through the exercise of reasonable efforts and for so long as the Company continues to exercise such reasonable efforts (or, if shorter, for 30 days), Acquiror may not terminate this Agreement under this Section 8.01(b);

          (c) by the Company, upon breach of any material representation, warranty, covenant or agreement on the part of the Acquiror Companies set forth in this Agreement, or if any representation or warranty of the Acquiror Companies shall have become untrue, in either case such that the conditions set forth in Section 7.03(a) or Section 7.03(b) of this Agreement would not be satisfied (a "Terminating Acquiror Breach"); PROVIDED THAT, if such Terminating Acquiror Breach is curable by the Acquiror Companies through the exercise of their reasonable efforts and for so long as the Acquiror Companies continue to exercise such reasonable efforts (or, if shorter, for 30 days), the Company may not terminate this Agreement under this Section 8.01(c);

          (d) by either Acquiror or the Company, if there shall be any Order which is final and nonappealable preventing the consummation of the Merger, unless the party seeking to terminate this Agreement has not complied with its obligations under Section 6.03(b) of this Agreement;

          (e) by either Acquiror or the Company, if the Merger shall not have been consummated before July 1, 1996; PROVIDED, HOWEVER, that this Agreement may be extended by written notice of either Acquiror or the Company to a date not later than September 30, 1996, if the Merger shall not have been consummated as a result of the Company or the Acquiror Companies having failed by July 1, 1996 to receive all required regulatory approvals or consents with respect to the Merger or as a result of the entering of an Order;

          (f) by either Acquiror or the Company, if the Merger and this Agreement, when presented to the holders of Company Common Stock for their consideration, whether by vote or by consent, shall fail to receive the requisite vote or consent for approval and adoption by the stockholders of the Company;

          (g) by Acquiror, if (i) the Board of Directors of the Company withdraws, modifies or changes its recommendation of this Agreement or the Merger in a manner adverse to the Acquiror Companies or shall have resolved to do any of the foregoing or the Board of Directors of the Company shall have recommended to the stockholders of the Company any Competing Transaction or resolved to do so; (ii) a tender offer or exchange offer for outstanding shares of capital stock of the Company then representing more of the combined power to vote generally for the election of directors than is subject to the Voting Agreement as of the date of this Agreement is commenced, and the Board of Directors of the Company does not recommend that stockholders not tender their shares into such tender or exchange offer or; (iii) any person shall have acquired beneficial ownership or the right to acquire beneficial ownership of, or any "group" (as such term is defined under Section 13(d) of the Exchange Act and the rules and regulations promulgated hereunder), shall have been formed which beneficially owns, or has the right to acquire beneficial ownership of, outstanding shares of capital stock of the Company then representing more of the combined power to vote generally for the election of directors than is subject to the Voting Agreement as of the date of this Agreement; or

          (h) by the Company or Acquiror, if the Company accepts a Superior Proposal and makes payment as required pursuant to Section 8.05(c)(i) of this Agreement and of the Expenses for which the Company is responsible under Section 8.05(a) of this Agreement. For purposes of this Agreement, "Superior Proposal" means a bona fide written proposal made by a third party relating to a Competing Transaction on terms that the Board of Directors of the Company determines it cannot reject in favor of the Merger, based on applicable fiduciary duties and the advice of counsel and for which financing, to the extent required, is then committed.

     The right of any party hereto to terminate this Agreement pursuant to this Section 8.01 shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any party hereto, any person controlling any such party or any of their respective officers, directors, employees, accountants, consultants, legal counsel, agents or other representatives whether prior to or after the execution of this Agreement.

     SECTION 8.02. EFFECT OF TERMINATION. Except as provided in Section 5.05(d), Section 8.05 and Section 9.01 of this Agreement, in the event of the termination of this Agreement pursuant to Section 8.01, this Agreement shall forthwith become void, there shall be no liability on the part of the Acquiror Companies or the Company or any of their respective officers or directors to the other and all rights and obligations of any party hereto shall cease, except that nothing herein shall relieve any party from its obligations with respect to any breach of this Agreement.

     SECTION 8.03. AMENDMENT. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; PROVIDED, HOWEVER, that, after approval of the Merger by the stockholders of the Company, no amendment may be made that would reduce the amount or change the type of consideration into which each share of Company Common Stock shall be converted pursuant to this Agreement upon consummation of the Merger. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

     SECTION 8.04. WAIVER. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto and (c) waive compliance by the other party with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby. For purposes of this Section 8.04, the Acquiror Companies as a group shall be deemed to be one party.

     SECTION 8.05. FEES, EXPENSES AND OTHER PAYMENTS.

          (a) All Expenses (as defined in paragraph (b) of this Section 8.05) incurred by the parties hereto shall be borne solely and entirely by the party which has incurred such Expenses; PROVIDED, HOWEVER, that the allocable share of the Acquiror Companies as a group and the Company for all Expenses related to printing, filing and mailing the Registration Statement, the Proxy Statement/Prospectus and all SEC and other regulatory filing fees incurred in connection with the Registration Statement and the Proxy Statement/Prospectus (other than fees and disbursements of counsel, accountants and investment bankers) shall be one-half each; AND PROVIDED FURTHER that Acquiror may, at its option, pay any Expenses of the Company.

          (b) "Expenses" as used in this Agreement shall include all reasonable out-of-pocket expenses (including, without limitation, all reasonable fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Registration Statement and the Proxy Statement/Prospectus, the solicitation of stockholder approvals and all other matters related to the consummation of the transactions contemplated hereby.

          (c) The Company agrees that, if (i) this Agreement is terminated pursuant to Section 8.01(f) and, prior to the presentment of the Merger and this Agreement to the holders of Company Common Stock pursuant to
     Section 6.01 herein, the Company shall have furnished information to, or entered into discussions or negotiations with, any person or entity with respect to a Competing Transaction involving the Company or any of its subsidiaries and the Board of Directors of the Company shall not have reaffirmed its recommendation to the stockholders of the Company with respect to the transactions contemplated by this Agreement by the time of such presentment; (ii) Acquiror terminates this Agreement pursuant to
     Section 8.01(g); (iii) the Company or Acquiror terminates this Agreement pursuant to Section 8.01(h) or (iv)(A) Acquiror or the Company terminates this Agreement pursuant to Section 8.01(b) or 8.01(e) at a time that a Terminating Company Breach exists (except solely for purposes of this subsection 8.05(c) a breach of a representation shall not be deemed to be a Terminating Company Breach if the representation was true and correct as of the date hereof), and (B) within nine months after such termination (1) a Competing Transaction (other than sale by the Company of newly issued securities (x) to the public in general or
     (y) in one or more private placements, so long as the securities sold in such private placements do not represent more of the combined power to vote generally for the election of directors (including, for this purpose, such additional power, if any, of the maximum number of securities that the holders of the securities sold in such private placements may acquire upon conversion or exercise of such securities or otherwise) than is subject to the Voting Agreement as of the date of this Agreement or (2) any person shall have acquired beneficial ownership or the right to acquire beneficial ownership of, or any "group" (as such term is defined under Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder), shall have been formed which beneficially owns, or has the right to acquire beneficial ownership of, outstanding shares of capital stock of the Company then representing more of the combined power to vote generally for the election of directors than is subject to the Voting Agreement as of the date of this Agreement, then in any such case the Company shall pay to Acquiror $1,000,000.

                                ARTICLE IX.

                             GENERAL PROVISIONS

     SECTION 9.01. EFFECTIVENESS OF REPRESENTATIONS, WARRANTIES AND AGREEMENTS.

          (a) Except as set forth in Section 9.01(b) of this Agreement, the representations, warranties, covenants and agreements of each party hereto shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any other party hereto, any person controlling any such party or any of their officers, directors, representatives or agents whether prior to or after the execution of this Agreement.

          (b) The representations, warranties, covenants and agreements in this Agreement shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Article VIII, except that the agreements set forth in Articles I and II and Sections 6.08 and 6.10 shall survive the Effective Time and those set forth in Sections 5.05(d), 8.02 and 8.05 and Article IX hereof shall survive termination.

    SECTION 9.02. NOTICES. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given upon receipt, if delivered personally, mailed by registered or certified mail (postage prepaid, return receipt requested) to the parties at the following addresses ( or at such other address for a party as shall be specified by like changes of address) or sent by electronic transmission to the telecopier number specified below:

    (a) If to any of the Acquiror Companies, to:

        HORIZON/CMS HEALTHCARE CORPORATION
        6001 Indian School Road
        Suite 500
        Albuquerque, New Mexico  87110
        Attention:  General Counsel
        Telecopier No.:  (505) 881- 4961



    with a copy to:

        Vinson & Elkins L.L.P.
        2300 First City Tower
        1001 Fannin
        Houston, Texas  77002-6760
        Attention:  William E. Joor III
        Telecopier No.: (713) 758-2346

    (b) If to the Company, to:

        MEDICAL INNOVATIONS, INC.
        One Riverway
        Suite 2300
        Houston, Texas 77056
        Attention: General Counsel
        Telecopier No.: (713) 688-6600

    with a copy to:

        Boyer, Ewing & Harris Incorporated
        The Coastal Tower
        Nine Greenway Plaza
        Suite 3100
        Houston, TX  77046
        Attention: John R. Boyer, Jr., Esq.
        Telecopier No.: (713) 871-2024

    SECTION 9.03. CERTAIN DEFINITIONS. For the purposes of this Agreement, the term:

        (a) "affiliate" means a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned person;

        (b) "business day" means any day other than a day on which banks in the State of New York are authorized or obligated to be closed;

        (c) "control" (including the terms "controlled," "controlled by" and "under common control with") means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a person, whether through the ownership of stock or as trustee or executor, by contract or credit arrangement or otherwise;

        (d) "knowledge" or "known" shall mean, with respect to any matter in question, if an executive officer of the Company or Acquiror, as the case may be, has actual knowledge of such matter;

        (e) "person" means an individual, corporation, partnership, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d) of the Exchange Act);

        (f) "Proxy Statement/Prospectus" shall mean a proxy statement/prospectus included in the Registration Statement at the time the Registration Statement is declared effective under the Securities Act and meeting the requirements of Schedule 14A of the SEC's Proxy Rules promulgated pursuant to the Exchange Act:

        (g) "Registration Statement" shall mean a registration statement of Acquiror on Form S-4 filed with the SEC pursuant to the Securities Act for the purpose of registering thereunder the offering, sale and delivery of the Acquiror Common Stock to be issued pursuant to the Merger;

        (h) "Significant Subsidiary" means any subsidiary of the Company or Acquiror, as the case may be, that would constitute a Significant Subsidiary of such party within the meaning of Rule 1-02 of Regulation S-X of the SEC;

        (i) "subsidiary" or "subsidiaries" of the Company, Acquiror, the Surviving Corporation or any other person, means any corporation, partnership, joint venture or other legal entity of which the Company, Acquiror, the Surviving Corporation or an such other person, as the case may be (either alone or through or together with any other subsidiary), owns, directly or indirectly, 50% or more of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity; and

        (j) "Tax" or "Taxes" shall mean any and all taxes, charges, fees, levies, assessments, duties or other amounts payable to any federal, state, local or foreign taxing authority or agency, including, without limitation, (i) income, franchise, profits, gross receipts, minimum, alternative minimum, estimated, ad valorem, value added, sales, use, service, real or personal property, capital stock, license, payroll, withholding, disability, employment, social security, workers compensation, unemployment compensation, utility, severance, excise, stamp, windfall profits, transfer and gains taxes, (ii) customs, duties, imposts, charges, levies or other similar assessments of any kind, and
    (iii) interest, penalties and additions to tax imposed with respect thereto.

        (k) "Trading Day" shall mean each business day on which the NYSE is open for trading.

        (l) "Voting Agreement" shall mean the Voting Agreement dated as of even date herewith by and between Acquiror and the stockholders of the Company named therein.

    SECTION 9.04. HEADINGS . The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

    SECTION 9.05. SEVERABILITY. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

    SECTION 9.06. ENTIRE AGREEMENT. This Agreement (together with the Exhibits, the Company Disclosure Schedule and the Acquiror Disclosure Schedule), constitute the entire agreement of the parties, and supersede all prior agreements and undertakings, both written and oral, among the parties, with respect to the subject matter of this Agreement.

    SECTION 9.07. ASSIGNMENT. This Agreement shall not be assigned by operation of law or otherwise.

    SECTION 9.08. PARTIES IN INTEREST. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and the beneficiaries of the provisions of Section 6.11 herein, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

    SECTION 9.09. FAILURE OR INDULGENCE NOT WAIVER; REMEDIES CUMULATIVE. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial exercise of any such right preclude other or further exercise thereof or of any other right. All rights and remedies existing under this Agreement are cumulative to, and not exclusive to, and not exclusive of, any rights or remedies otherwise available.

    SECTION 9.10. GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

    SECTION 9.11. COUNTERPARTS. This Agreement may be executed in multiple counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

    SECTION 9.12. SPECIFIC PERFORMANCE. The parties hereby acknowledge and agree that the failure of any party to this Agreement to perform its agreement and covenants hereunder, including its failure to take all actions as are necessary on its part to the consummation of the Merger, will cause irreparable injury to the other parties to this Agreement for which damages, even if available, will not be an adequate remedy. Accordingly, each of the parties hereto hereby consents to the issuance of injunctive relief by any court of competent jurisdiction to compel performance of any party's obligations and to the granting by any such court of the remedy of specific performance of such party's obligations hereunder.

    IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

                             HORIZON/CMS HEALTHCARE CORPORATION


                             By: /s/ Neal M. Elliott
                                 --------------------------------------
                                 Neal M. Elliott
                                 Chairman of the Board, Chief Executive
                                  Officer and President


                             HORIZON MI CORPORATION


                             By: /s/ Neal M. Elliott
                                 --------------------------------------
                                 Neal M. Elliott
                                 President


                             MEDICAL INNOVATIONS, INC.


                             By: /s/ Mark H. Fisher
                                 --------------------------------------
                                 Mark H. Fisher
                                 Chairman of the Board and
                                 Chief Executive Officer

                                                                       EXHIBIT C




                                   VOTING AGREEMENT


     THIS VOTING AGREEMENT (this "Agreement") is dated as of February 13, 1996 and is by and among Horizon/CMS Healthcare Corporation, a Delaware corporation ("Acquiror"), and the undersigned stockholders (collectively, the "Stockholders") of Medical Innovations, Inc., a Delaware corporation (the "Company").

                                 W I T N E S S E T H:

     WHEREAS, as of the date hereof, the Stockholders own beneficially an aggregate of 9,168,287 shares (the "Shares") of Common Stock, par value $.0075 per share ("Company Common Stock"), of the Company, comprised of (i) 6,855,285 shares of Company Common Stock that are currently outstanding,
(ii) 1,713,002 shares of Company Common Stock that may be issued upon exercise of Common Stock Purchase Warrants ("Warrant Shares") and (iii) 600,000 shares of Company Common Stock that may be issued upon exercise of stock options ("Option Shares");

     WHEREAS, Acquiror is prepared to enter into an Agreement and Plan of Merger with the Company (the "Merger Agreement") providing for the merger of a wholly owned subsidiary of Acquiror into the Company and the conversion in such merger of each share of Company Common Stock into the number of shares of the Common Stock, par value $.001 per share, of Acquiror set forth in the Merger Agreement (the "Merger");

     WHEREAS, the Stockholders fully support the Merger and, in order to encourage Acquiror to enter into the Merger Agreement with the Company, the Stockholders are willing to enter into certain arrangements with respect to the Shares;

     NOW THEREFORE, in consideration of the premises set forth above, the mutual promises set forth below, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1. REPRESENTATIONS AND WARRANTIES. Each of the Stockholders hereby represents and warrants to Acquiror as follows:

           (a) Annex I hereto sets forth opposite the name of such Stockholder the number of outstanding Shares, Warrant Shares and Option Shares beneficially owned by such Stockholder.

           (b) Such Stockholder has full power and authority to enter into this Agreement.

           (c) Neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) conflict with or result in a breach, default or violation of (A) any of the terms, provisions or conditions of the organizational or similar documents, if any, of such Stockholder or (B) to the knowledge of such Stockholder, any statute or other law, any rule or regulation of, or any license or permit granted by, any governmental agency or authority, any judgment, order or decree of any court, governmental agency or authority or arbitration tribunal or any contract, agreement, proxy or other document or instrument to which such Stockholder is a party or by which it is bound or to which it is subject, (ii) result in the creation of any lien, charge or other encumbrance on any of the Shares beneficially owned by such Stockholder or
     (iii) require the Stockholder to obtain the consent of any private nongovernmental third party.


           (d) No consent, action, approval or authorization of, or registration, declaration or filing with, any governmental agency or authority or any other person or entity is required to authorize, or is otherwise required in connection with, the execution and delivery of this Agreement by such Stockholder or such Stockholder's performance of the terms of this Agreement or the validity or enforceability of this Agreement.

2. STOCKHOLDERS' SUPPORT OF THE MERGER. From the date hereof until September 1, 1996, or, if earlier, termination of the Merger Agreement:

           (a) No Stockholder will, directly or indirectly, sell, transfer, pledge or otherwise dispose of, or grant a proxy with respect to, any of the Shares to any person other than Acquiror or its designee, or grant an option with respect to any of the foregoing, or enter into any other agreement or arrangement with respect to any of the foregoing.

           (b) No Stockholder will initiate, solicit or encourage (including by way of furnishing information or assistance), or take any other action to facilitate, any inquiries or the making of any proposal relating to, or that may reasonably be expected to lead to, any merger, consolidation, share exchange, business combination or similar transaction involving the Company or any of its subsidiaries or the acquisition in any manner, directly or indirectly, of a material equity interest in any voting securities of, or a substantial portion of the assets of, the Company or any of its Significant Subsidiaries, other than the transactions contemplated by the Merger Agreement (a "Competing Transaction"), or enter into discussions or negotiate with any person or entity in furtherance of such inquiries or to obtain a Competing Transaction, or agree to, or endorse, any Competing Transaction, or authorize or permit any employee, investment banker, financial advisor, attorney, accountant or other representative retained by any Stockholder to take any such action. Each Stockholder shall promptly notify Acquiror of all relevant terms of any such inquiries or proposals received by such Stockholder or by any such employee, investment banker, financial advisor, attorney, accountant or other representative relating to any of such matters and if such inquiry or proposal is in writing, such Stockholder shall deliver or cause to be delivered to Acquiror a copy of such inquiry or proposal.

           (c) Each Stockholder agrees that such Stockholder will vote (by proxy or in person) or execute and deliver a written consent with respect to all Shares beneficially owned by such Stockholder (i) in favor of the Merger and (ii), subject to the provisions of paragraph
     (d) below, against any combination proposal or other matter that may interfere or be inconsistent with the Merger (including without limitation a Competing Transaction).

           (d) Each Stockholder agrees that, if requested by Acquiror, it will not attend or vote any Shares beneficially owned by any such Stockholder at any annual or special meeting of stockholders, or execute any written consent of stockholders, during such period.

           (e) Each Stockholder shall take all affirmative steps reasonably requested by Acquiror to indicate the full support of such Stockholder for the Merger, and hereby consents to Acquiror's announcement in any press release, public filing, advertisement or other document, that such Stockholder fully supports the Merger.

           (f) Acquiror and each of the Stockholders agree that they shall use all reasonable efforts to seek the successful completion of the Merger in an expeditious manner.

           (g) To the extent inconsistent with the provisions of this Section 2, each Stockholder hereby revokes any and all proxies by such Stockholder with respect to the Shares or any other voting securities of the Company beneficially owned by such Stockholder.


     Nothing in this Agreement shall be deemed to prohibit any Stockholder from acting in accordance with such Stockholder's fiduciary duties solely to the extent that such Stockholder is acting in the capacity of officer or director of the Company.

3. MISCELLANEOUS

           (a) The Stockholders, on the one hand, and Acquiror, on the other, acknowledge and agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state thereof having jurisdiction, in addition to any other remedy to which they may be entitled at law or equity.

           (b) Descriptive headings are for convenience only and shall not control or affect the meaning or construction of any provision of this Agreement.

           (c) All notices, consents, requests, instructions, approvals and other communications provided for herein shall be validly given, made or served, if in writing and delivered personally, by telecopier or sent by registered mail, postage prepaid:

     If to Acquiror:

           HORIZON/CMS HEALTHCARE CORPORATION
           6001 Indian School Road
           Suite 500
           Albuquerque, New Mexico  87110
           Attention:  General Counsel
           Telecopier No.:  (505) 881-4961

     with a copy to:

           Vinson & Elkins L.L.P.
           3600 First City Tower
           1001 Fannin
           Houston, Texas  77002-6760
           Attention:  William E. Joor III
           Telecopier No.: (713) 758-2346

     If to the Stockholders:
           c/o MEDICAL INNOVATIONS, INC.
           One Riverway
           Suite 2300
           Houston, Texas 77056
           Attention: General Counsel
           Telecopier No.: (713) 688-6600

     with a copy to:

           Boyer, Ewing & Harris Incorporated
           The Coastal Tower
           Nine Greenway Plaza
           Suite 3100
           Houston, Texas 77046
           Attention: John R. Boyer, Jr.
           Telecopier No.: (713) 871-2024

or to such other address or telecopier number as any party may, from time to time, designate in a written notice given in a like manner. Notice given by telecopier shall be deemed delivered on the day the sender receives telecopier confirmation that such notice was received at the telecopier number of the addressee. Notice given by mail as set out above shall be deemed delivered three days after the date the same is postmarked.

           (d) From and after the termination of this Agreement, the covenants of the parties set forth herein shall be of no further force or effect and the parties shall be under no further obligation with respect thereto.

           (e) For purposes of this Agreement, the following terms shall have the following meanings:

                (i) A person shall be deemed a "beneficial owner" of or to have "beneficial ownership" Shares in accordance with the interpretation of the term "beneficial ownership" as defined in Rule 13-d(3) under the Exchange Act, as in effect on the date hereof, provided that a person shall be deemed to be the beneficial owner of, and to have beneficial ownership of, Shares that such person or any Affiliate of such person has the right to acquire (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrant or options, or otherwise.

                (ii) "Merger" shall mean the transaction referred to in the second whereas clause of this Agreement or any amendment to or modification of such transaction that does not reduce the value of the financial consideration to be received by Stockholders pursuant such transaction.

                (iii) "Significant Subsidiary" shall have the meaning ascribed to it in Rule 1-02 of SEC Regulation S-X as in effect on the date hereof.

           (h) This Agreement shall be binding upon, and inure to the benefit of, the parties hereto and their respective heirs, personal representatives, successors and assigns, but shall not be assignable by any party hereto without the prior written consent of the other parties hereto.

           (i) No party may waive any of the terms or conditions of this Agreement except by a duly signed writing referring to the specific provision to be waived.

           (j) This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware.

           (k) This Agreement constitutes the entire agreement, and supersedes all other and prior agreements and understandings, both written and oral, among the parties hereto.

           (l) This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

           (m) This Agreement shall be effective among, be binding upon, and inure to the benefit of, the parties that execute this Agreement without regard to whether one or more of the Stockholders set forth on the signature page hereto executes this Agreement.

     IN WITNESS WHEREOF, the Stockholders have executed and Acquiror has caused a duly authorized officer to execute this Agreement, all as of the day and year first above written.

                                       HORIZON/CMS HEALTHCARE CORPORATION


                                       By:      /s/  NEAL M. ELLIOTT
                                          ----------------------------------
                                           Neal M. Elliott
                                           Chairman of the Board, President
                                            and Chief Executive Officer


                                       STOCKHOLDERS:


                                            /s/  HARVEY R. HOUCK, JR.
                                       -------------------------------------
                                       Harvey R. Houck, Jr.

                                       Harvey R. Houck, Jr. & Patricia W.
                                        Houck Foundation, Inc.


                                       By:  /s/  HARVEY R. HOUCK, JR.
                                          ----------------------------------
                                           Harvey R. Houck
                                       Title:

                                                /s/  MARK H. FISHER
                                       -------------------------------------
                                       Mark H. Fisher



                                                 /s/  ARTHUR RICE
                                       -------------------------------------
                                       Arthur Rice



                                            /s/  LAURETTA RICE COLVIN
                                       -------------------------------------
                                       Lauretta Rice Colvin



                                            /s/  ANGELA RICE MCBRIDE
                                       -------------------------------------
                                       Angela Rice McBride

                                                /s/  THOMAS KALED
                                       -------------------------------------
                                       Thomas Kaled



                                                /s/  LUIS CAMPOS
                                       -------------------------------------
                                       Luis Campos



                                              /s/  PHILLIP TUTTLE
                                       -------------------------------------
                                       Phillip Tuttle



                                              /s/  JOHN SCHURWON
                                       -------------------------------------
                                       John Schurwon

                                    ANNEX I
                                      TO
                                VOTING AGREEMENT
                          DATED AS OF FEBRUARY 13, 1996

                                      SHARES       WARRANT    OPTION
SHAREHOLDER                        OUTSTANDING     SHARES     SHARES       TOTAL
-----------                        -----------     -------    ------       -----
Harvey R. Houck, Jr.                  489,241     1,211,046         0     1,700,287
Mark H. Fisher                        450,755       483,774         0       934,529
Arthur Rice                         2,033,609             0   100,000     2,133,609
Thomas Kaled                          948,409             0   250,000     1,198,409
Luis Campos                           744,795             0   250,000       994,795
Phillip Tuttle                        468,004             0         0       468,004
Harvey R. Houck and
  Patricia W. Houch Foundation, Inc.  400,000             0         0       400,000
Lauretta Rice Colvin                  493,612             0         0       493,612
Angela Rice McBride                   493,612             0         0       493,612
John Schurwon                         333,248        18,182         0       351,430
                                    ---------     ---------   -------     ---------
     Totals                         6,885,285     1,713,002   600,000     9,168,287
                                    ---------     ---------   -------     ---------
                                    ---------     ---------   -------     ---------